AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                                 ON APRIL 21, 2000

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
         --------------------------------------------------------------

                                    FORM SB-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
         --------------------------------------------------------------

                            AEI ENVIRONMENTAL, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


         COLORADO                                        05-0499525
         (STATE OR OTHER      (PRIMARY STANDARD          (I.R.S. EMPLOYER
         JURISDICTION OF      INDUSTRIAL CLASSIFICATION  IDENTIFICATION NO.)
         INCORPORATION OR     CODE NUMBER)
         ORGANIZATION

                             AEI ENVIRONMENTAL, INC.
                           215 Bluegrass Road, Suite C
                                Franklin KY 42135
                                  877-586-8688

          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                              CHUHAK & TECSON, P.C.
                     225 WEST WASHINGTON STREET, SUITE 1300
                             CHICAGO, IL 60606-3418

            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                WITH COPIES TO:

                NADEAU & SIMMONS, P.C.        BERSCH ACCOUNTING
                1250 TURKS HEAD BUILDING      633 W. WISCONSIN AVENUE
                PROVIDENCE, RI 02903          SUITE 610
                401-272-5800                  MILWAUKEE, WI 53203
                                              414-272-8800


                APPROXIMATE DATE OF COMMENCEMENT OF
                PROPOSED SALE TO THE PUBLIC:

                As soon as practicable after approval.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ] ____________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ] _________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.

Disclosure alternative used (check one):

Alternative 1  (   )          Alternative 2  (X)

------------------------------------------------------------------------------
                         CALCULATION OF REGISTRATION FEE

                          Proposed(1)(2) Proposed(2)(3)

Title of       Maximum       Maximum
Securities     Amount        Offering        Aggregate    Amount of
               to be         to be           Price        Offering Registration
               Registered    Registered(4)   Per Share    Price Fee (3)

------------   ----------    -------------   ----------   -----------------
Common Stock   2,400,000     $     0.0038    $   9,120    $    3.15


     (1) The securities registered hereunder are shares of the registrant's common stock, $.001 par value.

     (2)  Estimated for purpose of calculating the registration fee.

     (3) The fee with respect to these shares has been calculated pursuant to Rules 457(h) and 457(c) under the Securities Act of 1933, as amended, and based upon the book value of the Registrant's Common Stock on a date within five (5) days prior to the date of filing of this Registration Statement (Since no quote is now published, it was assumed at $0.0038 for purposes only of calculating the filing fee).

------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE
SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE
AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE
OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


                   Subject to Completion Dated April 21, 2000

                            AEI ENVIRONMENTAL, INC.

                               2,400,000 SHARES

                                 COMMON STOCK

This Prospectus relates to up to 2,400,000 shares of common stock, no par value (the "Common Stock") of AEI Environmental (the "Company" or "Registrant"), whose corporate address is 215 Bluegrass Road, Suite C, Franklin KY 42135, 877-586-8688. All of the shares (collectively the "Shares") of the Company offered hereby are to be sold for the accounts of the selling shareholders set forth herein (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The Company estimates that total expenses of the offering will be approximately $75,000 in connection with this offering ("Offering") of the Shares. (See "Selling Shareholders" and "Plan of Distribution").

The Company is subject to the reporting requirements of Section 13 and 15(d) of the Exchange Act and is presently current in its filed reports with the Securities and Exchange Commission.

INVESTMENTS IN THE SECURITIES INVOLVE A HIGH DEGREE OF RISK (SEE "RISK FACTORS"). THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                TABLE OF CONTENTS

Prospectus Summary ....................................................
Risk
Factors................................................................
     Year 2000 Problems May Have an Adverse Effect
     Competition
     Potential Fluctuations in Quarterly Operating Results
     Limited Operating History
     Dependence on Third-Party Suppliers
     Patents, Trademarks and Proprietary Information
     Rapid Technological Changes
     Expansion
     Government Regulation
     Dependence on Key Personnel
     Control by Principal Shareholders, Officers and Directors
     Issuance of Preferred Stock
     Trading Market; Volatility of Stock Price
     Possible Need for Additional Financing
     Indemnification of Officers and Directors
     Dependence Upon Outside Advisors
     Rule 144 Sales
Use of Proceeds.............................................................
Dilution ...................................................................
Dividend Policy ............................................................
Business ...................................................................
Management's Discussion and Analysis of Financial Condition and
 Results of Operations .....................................................
Management .................................................................
Certain Transactions .......................................................
Principal Shareholders .....................................................
Description of Capital Stock ...............................................
Plan of Distribution .......................................................
Agreements with Armstrong ..................................................
Investor Relations Arrangements ............................................
Legal Matters ..............................................................
Experts ....................................................................
Additional Information .....................................................
Financial Statements .......................................................F-1

                         CROSS REFERENCE PAGE REQUIRED BY

                            REGULATION S-K ITEM 501(b)

                                                           CAPTION OR LOCATION
    ITEM IN FORM SB-1                                      IN PROSPECTUS
    -----------------------------------------              -------------------
1.   Information Required by Item 501 of Regulation S-B.... Front Cover
2.   Information Required by Item 502 of Regulation S-B.... Inside Front Cover
3.   Information Required by Item 503 of Regulation S-B.... Prospectus Summary;
                                                            Risk Factors
4.   Use of Proceeds....................................... Prospectus Summary;
                                                            Use of Proceeds
5.   Determination of Offering Price....................... Risk Factors;
                                                            Plan of Distribution
6.   Dilution.............................................. Dilution
7.   Selling Security Holders..............................
8.   Plan of Distribution.................................. Plan of Distribution
9.   Description of the Securities to be Registered........ Description of
                                                            Securities
10.  Interest of Named Experts and Counsel................. Legal Matters
11.  Information with Respect to the Registrant............
11(a)Information Required by Item 101 of Regulation S-B.... Description of
                                                            Business
11(b)Information Required by Item 102 of Regulation S-B.... Description of
                                                            Property
11(c)Information Required by Item 103 of Regulation S-B.... Litigation
11(d)Information Required by Item 201 of Regulation S-B.... Price Range of
                                                            Common Stock
11(e)Information Required Under Regulation S-B............. Financial Statements
11(f)Information Required by Item 301 of Regulation S-B.... Description of
                                                            Securities
11(g)Information Required by Item 302 of Regulation S-B.... N/A
11(h)Information Required by Item 303 of Regulation S-B.... Management's
                                                            Discussion
                                                            and Analysis
11(i)Information Required by Item 304 of Regulation S-B.... Experts
11(j)Information Required by Item 401 of Regulation S-B.... Management
11(k)Information Required by Item 402 of Regulation S-B.... Executive
                                                            Compensation
11(l)Information Required by Item 403 of Regulation S-B.... Principal
                                                            Stockholders
11(m)Information Required by Item 404 of Regulation S-B.... Certain
Transactions
12.  Information Required by Item 510 of Regulation S-B.... Indemnification of
                                                            Officers and
                                                            Directors

                                     PART I

                  NARRATIVE INFORMATION REQUIRED IN PROSPECTUS


ITEM 1.   INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF
          PROSPECTUS

          See front and back cover pages of this Prospectus.


ITEM 2.   SIGNIFICANT PARTIES

          (a)  The Company's directors:


The directors of the Company are as follows:

Name and                                        Beneficially
Address                      Age                Owned Shares
_______________________      ___                ______________


Ed McMillan                  52                  3.62%
11578 Trail Ridge Place
Zionville, IN

Thomas F. Taft, Sr.          49                 18.75%
P.O. Box 1766
Greenville, NC

Mark Margason                43                 13.64%
105 E. First Street
Hinsdale, IL

Greg Ransdell                43                  4.56%
215 Bluegrass Road,
Suite C
Franklin, KY

John T. Zick                 55                  5.02%
708 E. Woodland Avenue
Hinsdale, IL


           (b)  The Company's officers:


The officers of the Company are as follows:

Name                    Title                      Address
__________________      _________________________  ___________________________

Greg Ransdell           Chief Executive Officer    215 Bluegrass Road, Suite C
                                                   Franklin, KY

Mark A. Margason        Secretary;                 105 E. First St.
                        Treasurer                  Hinsdale, IL


         (c)  The Company's general partners:  None.

         (d) Record owners of 5 percent or more of any class of the Company's equity securities (common stock): See response to
              Item 2(e) below.

         (e) Beneficial owners of 5 percent or more of any class of the Company's equity securities (common stock):

                               Shares of AEI
                               Common Stock to be
                               Beneficially Owned              Percent
Name and                       as of the                       of
Address                        Filing Date                     Class
______________________         ________________________        _________

Ed McMillan                      336,649                        3.62%
11578 Trail Ridge Place
Zionville, IN

Thomas F. Taft, Sr.            1,741,623                       18.75%
P.O. Box 1766
Greenville, NC

Mark Margason                  1,267,338                       13.64%
105 E. First Street
Hinsdale, IL

Greg Ransdell                    423,729                        4.56%
215 Bluegrass Road
Suite C, Franklin, KY

John T. Zick                     466,500                        5.02%
708 E. Woodland Avenue
Hinsdale, IL

All Officers and
Directors as a Group           4,262,420                       45.88%


Management of AEI has advised that they may acquire additional shares of AEI Common Stock from time to time in the open market at prices prevailing at the time of such purchases.


               See also the information set forth under the heading "Principal Shareholders" appearing elsewhere in this Prospectus.

          (f)  Promoters of the Company: See response to Item 2(a) above.

          (g) Affiliates of the Company: See Items 2(a), (b), (d) and (f) above.

          (h)  Counsel to the Company with respect to the proposed offering:

               Nadeau & Simmons, P.C.
               1250 Turks Head Building
               Providence, RI 02903

           (i) Each underwriter with respect to the proposed offering:

               Not applicable.

      (j)  The underwriter's directors:

           Not applicable.

      (k)  The underwriter's officers:

           Not applicable.

      (l)  The underwriter's general partners:

           Not applicable.

      (m)  Counsel to the underwriter:

           Not applicable.

ITEM 3.   RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN
          REGISTRATION STATEMENT

No expert named in this prospectus was paid on a contingent basis or had a material interest in the Company or any of its subsidiaries or was connected with the Company or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.


ITEM 4.   LEGAL PROCEEDINGS

Neither the Registrant nor any of its affiliates are a party, nor is any of their property subject, to material pending legal proceedings or material proceedings known to be contemplated by governmental authorities.


ITEM 5.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Not applicable.


ITEM 6.   DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
          FOR SECURITIES ACT LIABILITIES

The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except liability for the following:

     (a) any breach of the director's duty of loyalty to the Company or its shareholders;
     (b) acts or omissions not in good faith or which involve gross negligence intentional misconduct or a knowing violation of law;
     (c) any unlawful distribution as set forth in the General Corporation Law of the State of Colorado; or
     (d) any transaction from which the director derived an improper personal benefit.

These provisions may have the effect in certain circumstances of reducing the likelihood of derivative litigation against directors. While these provisions may eliminate the right to recover monetary damages from directors in various circumstances, rights to seek injunctive or other non-monetary relief are not eliminated.

The Company's By-laws provide for indemnification of the Company's directors to the fullest extent permitted by law. The Company's Bylaws also permit the Company, through action of the Board of Directors, to indemnify the Company's officers or employees to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expensesincurred or paid by a director, officer or controlling person of the Company in the successfuldefense of any action, suit or proceeding) is asserted by such director, officer or controllingperson in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.


                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus.


                                  THE COMPANY

This Summary of Business describes the overall operational plan for the Company with respect to its development and operation of power plant systems.

Company Description

     AEI ENVIRONMENTAL INC. (the "Company") provides proprietary computerized operating systems and product lines in swine, dairy, and poultry livestock regarding waste treatment systems, cooling and odor control systems, and data management control systems to economically manage the livestock environment. The Company's principal assets consist of: proprietary livestock waste treatment technology; proprietary cooling systems that economically reduce and manage livestock barn temperatures for greater production efficiencies; proprietary natural odor control technology that neutralizes odors; and proprietary farm management software and hardware technologies that control all of the company's product lines providing real time data for maximum environmental control.

     The Company was incorporated in April of 1998 and acquired its waste treatment proprietary technologies in August of that year. During the company's first fiscal year of operations ending June 30, 1999, the company spent considerable Research and Development monies finishing the prototypes for its proprietary waste treatment technologies, cooling system technologies and odor control technologies. A new biological waste treatment system has been developed in partnership with Parsons Engineering in Atlanta, Georgia. The cooling technologies have been installed and are currently in operation at a Choctaw Maid poultry facility in Mississippi and a Hanor facility in Kentucky. The odor control technologies are currently in operation at the following locations: a municipal waste treatment facility in Wisconsin, a swine facility at a Hanor in Kentucky, and a poultry facility in Mississippi.

Prior to recently initiating commercial operations the Company was engaged in organizational start-up and development stage activities, including operational staffing, completion of technology development, establishment of strategic "teaming" relationships and the initial introduction of its products and services to its intended markets. Prior to the incorporation and acquisition of proprietary technologies by the Company, many years of research and development had been devoted to specific operating systems by individuals and corporations who have now brought their independent work into the Company. The synergies of these different operating systems and applications will create a dynamic force in the livestock industry.

The Company's corporate headquarters are located at 215 Bluegrass Road, Suite C, Franklin, KY 42135, (877) 586-8688. The Company's transfer agent is American Securities Transfer, Inc., 1825 Lawrence Street, Ste 444 Denver, CO 80020,
(303) 298-5370.

                                   THE OFFERING

The offering to which this Prospectus relates (the "Offering") consists of 2,400,000 shares of Common Stock.


                                   RISK FACTORS

The securities offered hereby are speculative, involve a high degree of risk and immediate and substantial dilution, and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors."

Forward-Looking Information

THIS FORM SB-1 AND OTHER STATEMENTS ISSUED OR MADE FROM TIME TO TIME BY
AEI ENVIRONMENTAL, INC. OR ITS REPRESENTATIVES CONTAIN STATEMENTS
WHICH MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FIFTEEN U.S.C.A. SECTIONS 77Z-2 AND 78U-5 (SUPP. 1996). THOSE STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF
AEI ENVIRONMENTAL, INC. AND MEMBERS OF ITS MANAGEMENT TEAM AS WELL AS THE ASSUMPTIONS ON WHICH SUCH STATEMENTS ARE BASED. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS CURRENTLY KNOWN TO MANAGEMENT THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN FORWARD-LOOKING STATEMENTS ARE SET FORTH IN THE SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS INCLUDED AS EXHIBIT 99.1 TO THIS FORM SB-1 AND ARE HEREBY INCORPORATED HEREIN BY REFERENCE. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS TO REFLECT CHANGED ASSUMPTIONS, THE OCCURRENCE OF UNANTICIPATED EVENTS OR CHANGES TO FUTURE OPERATING RESULTS OVER TIME.

YEAR 2000 PROBLEMS MAY HAVE AN ADVERSE EFFECT ON OPERATIONS

The Company utilizes a significant number of computer software programs and operating systems across its entire organization. To the extent the Company's software applications contain source codes that were unable to appropriately interpret the calendar year 2000, some level of modification, or even possibly replacement of such applications was necessary.

The Company intends to continue its efforts to seek reassurances regarding the Year 2000 compliance of vendors, joint venture partners and content partners.

The costs incurred by the Company through December 1999 to address Year 2000 compliance were approximately $10,000.

The Company has not specifically tested software, including licensed software, shareware, and freeware, obtained from third parties, but it has sought assurances from its vendors that licensed software is Year 2000 Compliant.

The Company funded its Year 2000 plan from operating cash flows. We estimate that costs incurred through December 31, 1999 in connection with Year 2000 compliance projects have not been material.

COMPETITION

At this time, the Company is in a highly competitive market with brand name operators. It's success, therefore, must rely solely on the effective and efficient promotion, operational support and sales of its services. The company is engaged in a business with a high public profile and is directly competitive with manufacturers and distributors of power plant systems.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

The Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model, management of growth, the Company's ability to anticipate and adapt to a developing market and unforeseen changes and developments in the Company's strategic partners' activities and direction. To address these risks, the Company must, among other things, implement and successfully execute its business strategy, continue to develop and upgrade its technology, provide superior client service, respond to competitive developments and attract, retain and motivate qualified personnel and meet the expectations of its strategic partners. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

LIMITED OPERATING HISTORY

As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company may not be able to accurately predict its revenues. The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain and attract clients, (ii) the level of competition in the power plant industry, (iii) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner,
(iv) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (v) governmental regulation, and (vi) general economic conditions and economic conditions specific to the power plant industry.

PATENTS, TRADEMARKS AND PROPRIETARY INFORMATION

The Company may apply for United States patents related to its business. The Company also has applied for trademark protection in the United States for the name AEI ENVIRONMENTAL, INC. There can be no assurance as to the breadth or degree of protection which existing or future patents or trademarks, if any, may afford the Company, that any patent or trademark applications will result in issued patents or trademarks, that the Company's patents or trademarks will be upheld, if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to the Company. Although the Company believes that its potential patent and trademarks and the Company's products do not and will not infringe patents or trademarks or violate the proprietary rights of others, it is possible that the Company's existing patent or trademark rights may not be valid or that infringement of existing or future patents, trademarks or proprietary rights may occur. Failure to do any of the foregoing could have a material adverse effect upon the Company. In addition,there can be no assurance that the Company will have the financial or other resources necessaryto enforce or defend a patent or trademark infringement or proprietary rights violation action which may be brought against it. Moreover, if the Company's products infringe patents, trademarks or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which also could have a material adverse effect on the Company.

EXPANSION

The Company's proposed expansion will also require the implementation of enhanced operational and financial systems and will require additional management, operational and financial resources. Failure to implement these systems and add these resources could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. In addition, there can be no assurance of the viability of the Company's products in new geographic regions or particular local markets.

GOVERNMENT REGULATION

The Company must comply with state laws and a wide range of other state and local rules and regulations applicable to their businesses. See "Company Business--Government Regulation." Continued compliance with this broad federal, state and local regulatory network is essential and costly, and the failure to comply could have a material adverse effect on the Company. Violations of laws and/or state laws and regulations governing substantive aspects of doing business in a particular state could subject the Company and its affiliates to rescission offers, monetary damages, penalties, imprisonment and/or injunctive proceedings.

DEPENDENCE ON KEY PERSONNEL

The Company's future success depends in large on part of the continued service of its key marketing and management personnel and on its ability to continue to attract an retain qualified employees. The competition for such personnel is intense, and the loss of key employees could have a material effect on the Company's financial condition and results of operations.

CONTROL BY PRINCIPAL SHAREHOLDERS, OFFICERS AND DIRECTORS

The Company's principal shareholders, officers and directors will beneficially own approximately forty-six percent (46%) of the Company's Common Stock. As a result, such persons may have the ability to control the Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing change in control of the Company. See "Principal Stockholders."

ISSUANCE OF PREFERRED STOCK MAY ADVERSELY AFFECT HOLDERS OF
COMMON STOCK OR DELAY OR PREVENT CORPORATE TAKE-OVER

The Company's Articles of Incorporation provide that preferred stock may be issued by the Company from time to time in one or more series. The Board of Directors of the Company is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock and the designation of any such shares, without any vote or action by the Company's shareholders. The Board of Directors may authorize and issue Preferred stock with voting power or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company, because the terms of preferred stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the preferred stock.

TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

There has been no market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. At a future date, provided a public market for the stock does develop, the market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products and/or services by the Company or its competitors, governmental regulatory action, developments with respect to patents or proprietary rights and general market conditions. In addition, the stock market has from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

POSSIBLE NEED FOR ADDITIONAL FINANCING

The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

DEPENDENCE UPON OUTSIDE ADVISORS

To supplement the business experience of its officers and directors, the Company may be required to employ consultants or advisors. It is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company.

RULE 144 SALES

Certain of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended.

As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. As a result of revisions to Rule 144 which became effective on or about
April 29, 1997, there will be no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Amounts affected by these estimates include, but are not limited to, the estimated useful lives, related amortization expense and carrying values of the Company's intangible assets and capitalized software development costs. Changes in the status of certain matters or facts or circumstances underlying these estimates could result in material changes to these estimates, and actual results could differ from these estimates.

DISCLOSURE RELATING TO LOW-PRICED STOCKS

As long as the trading price of the Common Stock is less than US$5.00 per share, trading in the Common Stock in the US secondary market is subject to certain rules promulgated under the Securities Exchange Act of 1934, which rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock" (generally, any non-NASDAQ equity security that has a market price of less than US$5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and the ability of stockholders to sell the Common Stock in the US secondary market.

                                 USE OF PROCEEDS

The Company will not realize any of the proceeds of their Offering.


                                 CAPITALIZATION

The following is the capitalization of the Company as of April 18, 2000.

                                                              AMOUNT TO BE
                                      AMOUNT      AMOUNT      OUTSTAND. UPON
TITLE OF CLASS                        AUTHORIZ.   OUTSTAND.   ISSUANCE OF ALL
                                                              SHARES
-----------------------------         ---------   ---------   ---------------
Common Stock no par value             40,000,000  9,289,535    9,289,535

Preferred Stock                       10,000,000          0            0


                                    DILUTION

The Company's shareholders will not realize any dilution from this Offering.


                              SELLING SHAREHOLDERS

THE OFFERING

An aggregate of up to 2,400,000 Shares of the Company's Common Stock, no par value per share, may be offered by the Selling Shareholders who had previously been issued "restricted" shares by the Company and who will be entitled to sell up to 2,400,000 Shares of the Company's Common Stock offered herein by this Prospectus.

The following table sets forth certain information with respect to the Selling Shareholders, persons or entities for whom the Company is registering for resale to the public, either the Shares of the Company's Common Stock which such persons or entities own.

The following table reflects such person's or entities' ownership as of April 18, 2000.


                                 AMOUNT AND
                                 NATURE OF
                                 BENEFICIAL                        MAX.
NAME OF                          OWNER. OF       PERCENT           NO. TO
                                 HOLDERS         SHARES OF CLASS   BE SOLD
---------------                  -----------     ---------------   -------

Lawrence & Lori Abrams
1206 Sandhurst Drive
Buffalo Grove IL 60069                                                  25,000

Hovey E. Aiken, III
400 South Front Street
New Bern NC 28563                                                       37,276

Auer Revocable Trust
6214 E. Horseshoe Road
Paradise Valley AZ 85253                                                50,000

AWN LLC
Attn Steve Niemeyer
1650 Military Cut-Off Rd #200
Wilmington NC 28403                                                      5,000

Jim Baffa
611 Peterson Avenue
Glendale Heights IL 60139                                                1,628

Anthony L. Basso
13 Augusta Dr.
Galena IL 61036                                                         12,500

Jim Beznik
P.O. Box 11766
Chicago IL 60611                                                        60,000

Edward Blevin
Blevin Management Group
P.O. Box 7391
Wilmington NC 28406                                                      2,500

Leland C. Bourn Trust UAD
Leland C. Bourn TTE
850 Joliet Road
LaGrange IL 60525                                                        1,000

Brennan & Dyer L.L.C.
735 Broad Street Suite 800
Chattanooga TN 37402                                                   100,000

Herbert Brown
1401 Thornwood
Downers Grove IL 60516                                                  20,000

Campbell Limited Partnership
121 S. Elm Street
Hinsdale IL 60521                                                       40,000

Campbell Limited Partnership
121 S. Elm Street
Hinsdale IL 60521                                                       25,000

Frankie Cash-Langley
CF Sarah Ashleigh Langley
106 Scales Pl. Apt B8
Greenville NC 27834                                                        500

Anton Cech Trustee
Anton Cech Revocable Trust,
U/A DTD 06/13/96
6421 Pershing Road # 404
Stickney IL 60402                                                        3,125

Edwin Clark
3602 Highway 264 East
Greenville NC 27834                                                    100,000

Thomas P. & Kathleen M. Coyle
488 Blodgett Court
Naperville IL 60568                                                     12,500

Curtis Dean
333 Fayetteville Street Mall
Raleigh NC 27601                                                         5,000

Carlo DiCarlo
6 Lochinvar Lane
Oak Brook IL 60523                                                      12,500

John & Hazel Early
Security Research Assoc.
80 East Sir Francis Drake Blvd.
Wood Island 3F
Lakespur CA 94939                                                       25,000

David F. Edstrom
633 South Washington
Hinsdale IL  60521                                                      17,500

Anderson Ekern
1337 W. Melrose
Chicago IL 60657                                                        25,000

Mark Fitchett
11061 Century Lane
Overland Park KS 66210                                                  20,000

Russell Fleming
Cape Point Dev. Co.
304-C SE Greenville Blvd.
Greenville NC 27858                                                      7,500

William Garner
4014 Handwick Ct.
Greenville NC 27836                                                     25,000

Kenneth E. Haigler
1524 S. 16th Street
Wilmington NC 28401                                                     12,500

Lauren Haigler
c/o Kenneth Haigler
1524 South 16th Street
Wilmington, NC 28406                                                    12,500

Patrick Hillegass
141 W. Jackson Blvd
Chicago IL 60604                                                        50,000

David J. & Diane Hogan
17270 Bryant Rd.
Lake Oswego OR 97035                                                    12,500

Wendell Holmes
214 Grape St.
Denver CO 80220                                                          3,125

Thirl A. & Lorrell C. Hornbrook
3900 Neyrey Dr.
Metairie LA 70002-4426                                                  10,000

Edmund P. Karam
P.O. Box 63
Guilford CT 6437                                                        25,000

Kitsap Trust
1553 Pennsylvania
Bremerton WA 98337                                                      47,650

Kottke Associates, Inc.
141 W. Jackson, Suite 1636
Chicago IL 60604                                                        50,000

John H. Laesch
340 E. Westleigh Road
Lake Forest IL 60045                                                    25,000

Dr. John Leonard
2325 Stantonburg Rd
Greenville NC 27834                                                     25,000

Margason Family Limited Partnership
c/o Joseph Zvonkob
1360 Montezuma Road
Colorado Springs CO 80920                                              100,000

Peter McDonnell
30 S. Wacker, Ste. 2206
Chicago IL 60606                                                        16,700

Edward & Judith McMillan
11578 Trail Ridge Place
Zionville IN 46007                                                      28,249

MPI Venture Management
105 E. First St.
Hinsdale IL  60521                                                     405,397

Dean Painter
3001 Spring Forest Road
Raleigh NC 27616                                                        62,500

Pequet Family Limited Partnership
105 East First Street
Hinsdale IL 60521                                                      100,000

Fred & Kathy Pickard
200 East 9th Ct.
Hinsdale Il  60521                                                      22,500

April S. Pozulp Declaration of Trust
717 South Stough Street
Hinsdale IL 60521                                                       12,500

Greg Ransdell
C/O AEI Environmental, Inc.
105 East First Street, Suite 101
Hinsdale, IL  60521                                                    100,000

Donald G. Schmidt
815 S. Bruner
Hinsdale, IL  60521                                                     12,500

Loretta C. Sengstock
24 Arthur Ave.
Clarendon Hills IL 60514                                                 6,250

Margie Stafford
2217 Stantonsburg Road
Greenville NC 27835                                                      5,000

Michael Steele
221 Commerce Street
Greenville NC 27836                                                      5,000

Kenneth A. Stein
1943 W. Addison Street
Chicago IL 60613                                                        25,000

Rico A. Stroemer, Sr.
Alpha Consult, Inc.
256 Surfsong Road
Kiawah Island SC 29455                                                  12,500

Dr. Richard Taft
101 Bethesda Drive
Greenville NC 27834                                                     10,000

Thomas F. Taft Sr.
P.O. Box 1766
Greenville NC 27835                                                    100,000

Mark T. Thatcher
125 Gideon Lawton Lane
Portsmouth, RI  02871                                                  140,000

Randall Veselik
8 South 141 Aintree Drive
Naperville IL 60540                                                     30,000

Walter Williams
207 Crown Point
Greenville NC 27858                                                     20,000

S. Dillon Wooten Jr.
P.O. Box 858
Goldsboro NC 27533                                                      20,000

Zenith Holdings
P.O. Box 216
Kohler, WI  53044                                                       20,000

John T. Zick
708 E. Woodland Ave.
Hinsdale IL 60521                                                       46,500

John T. Zick
708 E. Woodland Ave.
Hinsdale IL 60521                                                       70,000

Elisabeth Alofsin
C/O Peter J. Alofsin
275 Promenade Street,
Ste. 300
Providence RI 02908                                                        500

Peter J. Alofsin
275 Promenade Street,
Ste. 300
Providence RI 02908                                                        500

Timothy Alsheimer
Four Winds Bellevue Ave
Newport  RI 02840                                                          100

Vince Arcello
651 W. Main Rd.
Middletown RI 02842                                                        100

Terry Badger
85 Summer Street
Oakland ME 04963                                                           500

Mark Beall
12790 Atlantic Avenue
Lakewood, CO  80228                                                        500

David Donner
51 Marland Road
Colorado Springs, CO  80906                                              1,000

Meredith Donner
51 Marland Road
Colorado Springs, CO  80906                                              1,000

Robert J. Beuchler
The Principal Group
102 S. Tejon Street,
Ste. 300
Colorado Springs CO
80903                                                                      500



David J. Binkowski
Bink, Inc.
3808 South Sherman Street
Englewood CO  80110                                                        500

Thomas H. Blaney II
201 Line Road
Bellemead NJ  08502                                                        100

Robert Borday
4 Wolcott Avenue
Jamestown RI 02835                                                         100

Thomas Darrell Carico
C/O Ricky D. Wolfe
322 Savannah Ave.
Statesboro GA 30458                                                      2,000

John H. Cox
The Provident
5613 DTC Parkway, Ste. 150
Englewood CO 80111                                                         500



Michael L. Ebert
Ebert & Rehorn
4455 E. Camelback, Ste. E-180
Phoenix  AZ 85018                                                          500

Charles Ellsworth
1158 Eudora Street
Denver CO 80209                                                            500

Jack W. Eversull
The Eversull Group
5728 LBJ Freeway,
Ste. 200
Dallas TX 75240                                                            100

Arthur Frank
30 Mongenais St.
Providence RI 02909                                                        100

Amy Hand
2965 S. Williams
Denver CO 80210                                                            500

David Hand
2965 S. Williams
Denver CO 80210                                                            500

Craig Hart
7014 E. Camelback Rd.
No. 580
Scottsdale AZ 85251                                                        100

Margaret Heath
357 Harris Hill Rd.
Poland  ME 04274                                                           500


Don Hejmanowski
2013 Torwood Circle
Plainfield IL 60544                                                        100

Constance Holland
P.O. Box 250
Mystic, CT                                                               3,000

Chuck Holland
245 Taragona Way
Daytona Beach, FL                                                        3,000

Roger Huglion
255 W. 84th St. Apt. 3B
New York  NY 10024                                                         100

James W. Johnson
1225 E. Commodore Place
Tempe AZ 85283                                                             500

Robert B. Johnson
California Federal
1225 E. Commodore Place
Tempe AZ  85283                                                            500

Ning Luh
12925 Creamery Hill Drive
Germantown MD 20874                                                        100

Pasquale Maiorino
c/o Platz Associates
Two Great Falls Plaza
Auburn ME 04210                                                          2,000


Steven Merrell
C/O Lewis F. Merrell
3313 Riley
Plano TX   75025                                                           500

Amanda Merrell
C/O Lewis F. Merrell
3313 Riley
Plano TX  75025                                                            500

Matthew Merrell
C/O Lewis F. Merrell
3313 Riley
Plano TX 75025                                                             500

Lewis F. Merrell
3313 Riley
Plano TX   75025                                                         4,400

Joyce Merrell
3313 Riley
Plano TX 75025                                                           4,400

Lane G. Neville
3300 N. Central, Ste. 750
Phoenix AZ  85012                                                          500


Hunter Pell
C/O Lewis F. Merrell
3313 Riley
Plano TX  75025                                                            500

Jessica Pell
C/O Lewis F. Merrell
3313 Riley
Plano TX 75025                                                             500

Peter Pescosolido
374 Commonwealth Rd.
Wayland MA 01778                                                         1,000

John Petruney
66 Haskell St.
Beverly Farms MA 01915                                                     100

Michael G. Pfalmer
Rampart Distribution
Colorado Springs CO 80909                                                  500

Thomas Platz
c/o Platz Associates
Two Great Falls Plaza
Auburn ME 04210                                                          2,000

Dyer Powell
R.J. Steichen Securities
10 Division Arcade
Buffalo MN 55313                                                           500

Paul Raducha
Exercycle Corporation
667 Providence Street
Woonsocket RI 02895                                                        100


Richard Reavis
651 W. Main Rd.
Middletown RI 02842                                                        100

Jeff Revious
761 Garfield
Denver CO 80206                                                            500

Romeo Rubitaille
53 Slade St.
Pawtucket RI 02688                                                         100

Jack Santos
466 Great Rd.
Lincoln RI 02865                                                           100

James R. Simmons
Nadeau & Simmons
1250 Turks Head Building
Providence RI 02903                                                      1,000

Amy Simmons
C/O Jim Simmons
1250 Turks Head Building
Providence RI  02903                                                     1,000

Andy Small
39 School St.
Newport RI 02840                                                           100

David Smith
3 Restmere Terrace
Middletown RI 02842                                                        100

Glen Smith
1 Sunset Hill RD.
Middletown RI 02842                                                        100


Sean Sullivan
7 Colonial Dr.
Middletown RI 02840                                                        100

Stephanie Thatcher
C/O Thomas S. Thatcher
2321 Juniper Lane
Amarillo TX 79109                                                          500

Steven B. Thatcher
85 Newbury Street
Boston MA 02116                                                            500

Michael T. Thatcher
C/O John J. Wallace, Jr.
17 W. Cheyenne Mtn. Blvd.
Colorado Springs CO 80906                                                  500

Seth T. Thatcher
C/O Thomas S. Thatcher
2321 Juniper Lane
Amarillo  TX  79109                                                        500

JoAnn Thatcher
2321 Juniper Lane
Amarillo TX 79109                                                        1,000

Thomas S. Thatcher
2321 Juniper Lane
Amarillo TX 79109                                                        1,000

Mills T. Thatcher
125 Gideon Lawton Lane
Portsmouth RI 02871                                                      5,000

Grayson S. Thatcher
125 Gideon Lawton Lane
Portsmouth RI 02871                                                      5,350

Jennifer M. Thatcher
125 Gideon Lawton Lane
Portsmouth RI 02871                                                      6,000


Meredith Wallace
17 W. Cheyenne Mtn. Blvd.
Colorado Springs CO 80906                                                4,400

John J. Wallace, Jr.
17 W. Cheyenne Mtn. Blvd.
Colorado Springs  CO  80906                                              4,400

Jay Weibel
29 Bowens Wharf
Newport  RI 02840                                                          600

Johanna Werner
2123 Stanford Avenue
St. Paul MN 55105                                                        3,000

Patrick J. Werner
903 St. Clair
St. Paul MN 53105                                                        3,000

Anthony M. Werner
3701 E. Cactus Creek Court
Highlands Ranch CO  80126                                                3,000

Kevin Werner
3175 Limerick Lane
Sheboygan WI  53080                                                      5,000

Mary Belle Werner
2620 N. 40th Street
Sheboygan, WI 53083                                                      6,300

Christopher Anthony Werner
924 South Monroe Street
Hinsdale IL 60522                                                       10,500


Mary Elizabeth Werner
924 South Monroe Street
Hinsdale IL 60522                                                       10,850

Paula Werner-Kletzein
2026 N. 6th Street
Sheboygan WI  53083                                                      3,000

Gretchen Werner-Schuttey
9704 Old Barn Rd.
Meqoun WI 53072                                                          3,000

Adeline Wolfe
322 Savannah Avenue
Statesboro GA 30458                                                      1,000

Grant Wolfe
322 Savannah Avenue
Statesboro GA  30458                                                     1,000

Ricky D. Wolfe
322 Savannah Avenue
Statesboro GA 30458                                                      2,000

Camille Wolfe
322 Savannah Avenue
Statesboro GA 30458                                                      2,000


          Totals                                                     2,400,000



                                 DIVIDEND POLICY

The Company expects to retain its earnings to finance further growth and, when appropriate, retire existing debt. As a result, the Directors of the Company expect that, for the foreseeable future, the Company will not declare or pay any dividends on any of its shares.


                                    BUSINESS

GENERAL


AEI ENVIRONMENTAL INC. (the "Company") provides proprietary computerized operating systems and product lines in swine, dairy, and poultry livestock regarding waste treatment systems, cooling and odor control systems, and data management control systems to economically manage the livestock environment. The Company's principal assets consist of: proprietary livestock waste treatment technology; proprietary cooling systems that economically reduce and manage livestock barn temperatures for greater production efficiencies; proprietary natural odor control technology that neutralizes odors; and proprietary farm management software and hardware technologies that control all of the company's product lines providing real time data for maximum environmental control.

The Company was incorporated in April of 1998 and acquired its waste treatment proprietary technologies in August of that year. During the company's first fiscal year of operations ending June 30, 1999, the company spent considerable Research and Development monies finishing the prototypes for its proprietary waste treatment technologies, cooling system technologies and odor control technologies. A new biological waste treatment system has been developed in partnership with Parsons Engineering in Atlanta, Georgia. The cooling technologies have been installed and are currently in operation at a Choctaw Maid poultry facility in Mississippi and a Hanor facility in Kentucky. The odor control technologies are currently in operation at the following locations: a municipal waste treatment facility in Wisconsin, a swine facility at a Hanor in Kentucky, and a poultry facility in Mississippi.

Prior to recently initiating commercial operations the Company was engaged in organizational start-up and development stage activities, including operational staffing, completion of technology development, establishment of strategic "teaming" relationships and the initial introduction of its products and services to its intended markets. Prior to the incorporation and acquisition of proprietary technologies by the Company, many years of research and development had been devoted to specific operating systems by individuals and corporations who have now brought their independent work into the Company.
The synergies of these different operating systems and applications will create a dynamic force in the livestock industry.

The principal executive offices of the Company are currently located at AEI ENVIRONMENTAL INC., 215 Bluegrass Road, Suite C, Franklin Kentucky, with regional offices in Goldsboro, North Carolina.

Selected Proforma Financial Data

The following table sets forth the Company's projected income statement for the first four fiscal years following the closing of the Offering. The company has recently changed its fiscal year end to June 30th to more accurately reflect a startup year of Research and Development for its operations during the fiscal year ending June 30th, 1999. During the fiscal year the company The financial forecasts presented herein have been prepared on the basis of an June 30 to June 30 fiscal year to reflect the Company's predicted operating results for the twelve month fiscal period following the completion of the Offering.


                    12 Month Fiscal Period Following Funding
                         ProForma Income Statement Data
                                     (in 000s)
                        Calendar Year ending December 31.

                       Yr. 1         Yr. 2          Yr. 3         Yr. 4
                       (1/0-12/00)   (1/01-12/01)   1/02-12/02)   (1/03-12/03)

Revenue                $10,054        $22,942       $37,738       $52,939
Cost of Sales          $ 5,831        $13,306       $21,888       $30,705
Gross Profit           $ 4,223        $ 9,636       $15,850       $22,234
Gross Profit Margin         42%            42%           42%           42%
Sell, Gen. & Adm.      $ 1,830        $ 2,537       $ 4,147       $ 5,823
EBITDA                 $ 2,393        $ 7,099       $11,703       $16,411
EBITDA Margin               24%            30%           30%           30%
Net Income             $ 1,675        $ 4,969       $ 8,192       $11,488


                    Proforma Balance Sheet Data (as of 12/31)

Current Assets         $ 2,904        $ 8,736       $17,028       $26,885
Total Assets           $ 3,119        $ 9,971       $20,516       $32,391
Current Liabilities    $   188        $ 2,071       $ 4,424       $ 4,811
Long Term Debt         $     0        $     0       $     0       $     0
Stockholders Equity    $ 2,931        $ 7,900       $16,092       $27,580


**Startup Year Note: The startup year ending June 30, 1999, for the companies product lines will include approximately $2,000,000 of capitalized assets for Research and development and $700,000 of Administrative and General expenses. The product lines including waste treatment and cooling systems were purchased, reengineered, and tested at swine and poultry facilities. The commercialization of the product lines will be through the sales and marketing of the product lines during the company's first fiscal year of commercial operations starting June 30, 1999 ending April 30, 2000.

                                   THE BUSINESS

General

The Company provides environmental operating systems and proprietary product lines for livestock and industrial applications. The product lines provide waste treatment systems, delivery and cooling systems, and data management control systems to economically manage the livestock environment. Management believes that the Company has a strong competitive advantage due to its proprietary software, hardware, and equipment technologies. The primary industries that may benefit from the Company's current and expanding services include livestock (swine, chicken, turkey, beef, and diary), manufacturing facilities, industrial warehouses and municipalities.

The Company's corporate headquarters is located in Franklin, Kentucky. The Company has also established regional sales offices in Hinsdale, Illinois, Goldsboro, North Carolina, and Fresno, California.

Company History

The Company's founding shareholders were Greg Ransdell and MPI Venture Management (MPI). The founding shareholders developed a business plan to purchase odor control products and waste treatment system technology designed for the livestock industries along with a computer controlled cooling technology to form a fully integrated environmental operating system. The Company believes its operating system is a proprietary state of the art system that economically manages the livestock environment.

AgTech Industries, Inc. (a predecessor of the Company) was formed in April 1998 to launch the technology. It soon became evident that the name AgTech Industries did not adequately describe the purpose of the business, which was to manage the environment and provide a cleaner environment for the contract livestock grower. Lagoons constitute a liability to the contract grower due to leakage, spillage, and odor leading to a government moratorium on new lagoons in North Carolina and approximately 13 other states. Lagoons require approximately 50% of the contract grower's land and often eliminate or restrict the future expansion of a contract farm due to the lagoon moratorium.

The Company decided that further development of both the waste treatment system and the cooling system was required before the technologies could be successfully introduced into the livestock niche markets which had been identified (swine, chicken, turkey, beef, and diary), along with manufacturing facilities, warehouses, and municipalities. The company has recently changed its name to AEI ENVIRONMENTAL INC. to accurately reflect the nature of its business. The Company has spent the last twelve months acquiring the technologies and cooling technologies and developing the operating system.


The operating system run by the Environmental Management System controller monitors livestock barn temperatures, humidity, ammonia, odor, and waste treatment systems giving the manager or owner of the farm the ability to automatically reduce temperature levels, odor levels, and ammonia levels in the barn through its cooling delivery system. The software and controller is proprietary to the Company. The cooling technology is a water evaporative oscillating fan component of the system that AgTech will initially purchase from outside vendors and manufacture as orders increase. The ability to control the cooling system, odor control delivery system and its odor control and waste treatment technologies are proprietary to AgTech and will be patented as a turnkey Environmental Management System.

From April 1998 to the present, the Company has been engaged in "start-up" and "development stage" activities. Such activities included research and development for its lagoon-less waste treatment system, the delivery (cooling) system, the controller application software, and the integration of these technologies into commercially viable products and services which address specific needs within the Company's target niche markets. The Company has already upgraded and enhanced its original waste treatment technology with a second generation that was developed with the engineering sciences division of Parsons Engineering, a world leader in waste treatment engineering, headquartered in Atlanta, GA.

AEI ENVIRONMENTAL INC. hired Greg Ransdell as President and CEO in July 1998 and completed its operational staffing and prototype systems development in September 1998. The Company has entered into exclusive "teaming" arrangements with major engineering partners, which management believes will assist the
Company in penetrating its designated industry target markets.   During this
period, the Company arranged for required to fund (i) the acquisition of the technology assets, (ii) the Company's development stage activities and
(iii) advancement of the Company's business development prior to the proposed merger into the public company.

Proposed contracts currently under discussion aggregate $35.0 million over the next three years. The Company expects a large portion of these contracts to be finalized over the next twelve months. The Company can give no assurance that the contracts under discussion will be finalized, although the Company believes that these are extremely good prospects.


Business Strategy

The Company's mission is to become the largest provider of fully integrated Environmental Management Systems controlling proprietary product line technologies for livestock including but not limited to waste treatment, odor control, and cooling equipment and services in North America. The Company intends to be the technology leader in developing related proprietary data analysis service tools for the large integrators who are consolidating the livestock industries. The Company's mission statement is to be the leading integrator of technologies for Environmental Management Systems using its core product lines as the basis for future expansion through the acquisition of technologies with its public stock. The Company's proprietary controller, application software and fully integrated environmental and operational equipment provide the Company with competitive advantages. AgTech sees two distinct target markets and has devised strategies to penetrate these markets.


Livestock Operations.

The agricultural market in the U.S. is undergoing significant changes. These changes are due in part to the rapid shift from the family farm to the factory farm. Livestock farms that raised less than 1,000 animals in the recent past now raise as many as 100,000 animals on the same amount of land. The agricultural industry's moves toward factory farms is perceived as both an economic opportunity to increase revenues and profits, and as a potential source of significant operational and environmental concern.

Most major livestock operations would prefer to sell more animals as a means of increasing revenues and profitability by spreading fixed and variable expenses to a greater number of animals. However, these livestock operations are often unable to increase animal numbers because of the operational and environmental problems that have been and are caused by rapid growth in constantly changing legislative, regulatory and political frameworks. Additionally, agricultural lenders are hesitant to make new loans and have increasing reservations about existing livestock loans because of the political and regulatory hurdles, threats and uncertainties plaguing the factory farm system.

The agricultural industry has come to the same crossroads that all complex and large-scale enterprises eventually face. They must acquire critical real time information about there manufacturing processes and costs to be able to make timely responses to ensure overall profitability and future growth of their enterprises. Agricultural management has enormous information gathering deficiencies in certain aspects of its production processes. Currently, farm managers are unable to effectively control livestock environments, thus negatively affecting production and profitability. AgTech has devised solutions for these conditions so that the Company's product lines can substantially enhance farm growth and profitability.

Closely related to this is the enormous and growing issue of governmental regulation of the livestock industry due to perceived and real environmental issues, including odor control and waste management. In addition, ground and surface water contamination, and the airborne release of ammonia and nitrogen have resulted in prohibitions or moratoria on increased livestock production in thirteen states. Looming as an even greater threat is the recent inspections and regulations of the U. S. Environmental Protection Agency regulating waste management and odor control in the livestock industry. Recently the EPA has begun inspecting the larger integrators who are liable for full reporting on waste management and odor control. The large integrators do not have the systems currently installed to adequately monitor and withstand an audit.
The EPA has announced that if integrators are found to be negligent that there may be criminal prosecution.

AEI's products and services are intended to effectively manage all environmental systems and provide detailed accurate reporting integrators to be in compliance with the EPA regulations. AEI's product lines provide the integrator the ability to: (1) eliminate odors, abolish lagoons and their related problems of overflow and ground and surface water contamination, (2) reduce and control ammonia and nitrogen levels, and (3) provide livestock operations with a cost-effective means of gathering accurate data and managing their systems to minimize environmental impact.

Management believes that the Company will not only be able to provide livestock operations with a cost effective means of gathering highly accurate data, but that the Company's proprietary controller and application software will also serve as a "seamless bridge" from data collection to government regulation.
AEI data collection technologies are intended to gather highly accurate environmental and operational data, and process that data into a useable form which can be easily analyzed by the customer's operational and environmental management staffs. This data becomes the basis for the livestock operations management to set the preferences for the Company's operational and environmental systems.

Management believes that there is currently no other company that has these unique data processing capabilities for the livestock market. The Company's products can measure temperature, humidity, and ammonia and automatically maintain desired levels to create a consistent growing environment. The Company's products can also identify and illustrate present and potential "critical" situations that can significantly reduce mortality rates of livestock and run off of hazardous animal waste treatment problems.

The Company's unique data processing capabilities have been developed to address fundamental unfilled needs in the agricultural marketplace, which in turn, will allow livestock operations to increase revenues and profits by allowing the owners to monitor and have real-time control over their ideal growing conditions. The Company's integrated data capture and data-processing capability removes much of the unknown from the operational and environmental analysis.

Environmental Cooling Systems (ECS). The exceptional cooling ability of the misting cooling system is a significant breakthrough for high heat industrial applications, warehouses, nurseries, greenhouses, athletic and other outdoor events. In addition, the Company's cooling system is an effective tool to disperse the Company's odor control product.

The misting cooling system can move 6000 cubic feet of air per minute and can cool up to 70 linear feet in a 90-degree arch of approximately 3800 square feet of area. Fan units operated in tandem by the controller can reduce the ambient temperature of an area by up to 20 degrees Fahrenheit while administering the odor control product. These industrial strength-cooling units will cool an area at a fraction of the cost of conventional air conditioning.

The product lines for the Industrial Environmental Conditioning systems will concentrate on the livestock industry as its primary market for the cooling system technology. The initial tests of the prototype cooling system with a major integrator have resulted in preliminary test results that have the following major benefits: (a) cooling livestock lowers mortality rates,
(b) using our odor control product line with the cooling system lowers ammonia levels which increases the growth rate of livestock, (c) the cooling system lowers the barn temperature during the hot months of the year which allows the livestock to maintain a balanced eating program increasing the number of production turns.

The Company has entered into discussions with a manufacturer in Iowa to manufacture the fans for the Company, which the manufacturer could exclusively distribute in the rental marketplace. The manufacturer has a strong market niche providing power washers to 5400 rental stores in the United States.
The fans would be an additional product line for the rental industry and the Company would provide all engineering services required for a collapsible fan design.

Acquisition Candidates

AEI has signed a Letter of Intent to purchase the assets of Agri-VISIONS, Inc. as part of its rollup strategy to consolidate industry players that add value to the product lines and services of AEI. Agri-VISIONS, Inc. was established in 1993 as a division of Farmer Boy, AG and became independent in 1996 to become the premiere builder and farm service vendor in the mid-south region of the US. Their current customer list includes Tyson Poultry, Purdue Poultry, Seaboard Poultry (now ConAgra), numerous Dairies and Hog facilities within the region. Agri-VISIONS 1999 gross sales were approximately 4 million dollars with 2000 expected to gross 4.5 million, both years showing a modest profit. AEI has agreed to pay $375,000 for the company in the form of AEI stock and cash.

For AEI, the opportunity to merge the strengths of Agri-VISIONS will enhance the company's position in the industry and allow us to impact our market faster. AEI will immediately utilize Agri-VISIONS systems for inventory control, product costing, and product installation. Their location in Cadiz, KY, only 70 miles from Franklin, and their ability to mobilize anywhere in the US, make this transition very smooth. We will also place AEI product manufacturing within the Agri-VISIONS operation allowing us to build value in them as a manufacturer while reducing cost for our basic product line materials. Agri-VISIONS also brings a tremendous buying power as they have relationships with every major livestock equipment manufacturer in the US.
AEI will see immediate results with their buying power as a distributor for these companies.

Finally, the management staff that comes with Agri-VISIONS adds greatly to what is already a strong presence in Agriculture. Their reputation for quality and the contacts they possess will only strengthen our market presence. All of the sales staff we have placed are both familiar with and excited to see AgriVISION become the support for AEI in serving their customers.

Proprietary Technologies

The original animal waste treatment system utilizes a proprietary aerobic process that allows for solid separation and liquid clarification. Because of this distinction, the Company believes that its waste treatment system will eliminate North Carolina's moratorium on expansion for new construction of swine facilities. There is currently a North Carolina provision of the law that permits expansion of livestock facilities using an animal waste treatment system or technology that is sufficiently innovative to avoid the environmental problems associated with the current lagoon based treatment systems.

For effective environmental systems management the livestock farmer needs temperature, humidity, ammonia, odor, and waste treatment monitoring. Because of health and environmental concerns, monitoring of a facility's interior conditions has become very important to the profitable operation of a facility. The Company's controllers have the ability to monitor, log, and transmit sensor information back to any PC or mainframe for data interpretation and to modify system operation.

The Company uses several fully integrated remote sensing devices to conduct accurate data compilation. The sensing devices transmit data to a PC, local or wide area network using hard wire, telephone, cellular telephone, VHF/UHF radio, satellite, infrared, microwave, or spread spectrum radio. The sensors are designed for harsh environments and the controls are solid-state smart controllers that offer reliable monitoring even during power outages.

The odor control product is a proprietary mix of natural food-grade essential oils that is non-toxic, non-hazardous, non-flammable and biodegradable. The odor control product line is currently the only atomized product that has been proven by North Carolina State University to neutralize odors and reduce ammonia in livestock and similar facilities. The Company believes that there are no other competitive technologies now available that solve these problems.

Patents

In August 1998, the Company filed a provisional patent application for the new waste treatment system. In December of 1998, the company filed its permanent patent application under "Method of Treating Animal Waste". The Company will also file for a patent on its newly developed cooling system and its odor control product line. The Company expects to protect its intellectual property vigorously.

Marketing

Target Markets.

The Company has targeted the livestock industries as its primary target markets (swine, chicken, turkey, beef, and diary) and industrial applications as its secondary target markets (manufacturing and warehousing). The Company has had multiple discussions with Vall, Premium Standard Farms, Triumph, Hanor, Tyson Foods, and Seaboard, Farmland, Peco, Choctaw Maid, B.C. Rogers, and Foster Farms, and expects to meet its sales projections for the fiscal year end.

The company has recently finished the development of its cooling system installed its first system in the poultry industry. The system has been installed into Choctaw Maids poultry barns in Mississippi in March 1999. The system will provide cooling and odor control for a 40' by 450' foot poultry barn. The system was installed into three of Choctaw 's barns using one of the barns as a control site for analysis of the two other facilities. The system has our controller that monitors temperature, humidity, ammonia levels, and odor control. The future of the system will include testing of pharmacologicals for disease prevention and inoculation. The company is in discussions with a large pharmaceutical firm for testing its products in the poultry industry.

The company has completed is development of a new odor control delivery system for application in the Municipal waste treatment industry. The system was originally installed by Numan Industries at a Wisconsin municipal waste treatment plant and has proven to be a viable product for the waste treatment market. The new odor control delivery system was installed at the Wisconsin Municipal waste treatment plant in March 1999. Several states have implemented mandatory odor control programs for the year 2000.

The Company believes that the estimated potential size of the North American market for the Company's products and services within the livestock industry is in the range of $1 billion to $1.5 billion. In addition to these primary markets, sizable secondary markets also exist for the Company's products and services.

Strategic Teaming Relationships

The Company has entered into strategic partnering relationships with several major industry participants to significantly broaden its sales reach within its target market. Several of these key relationships are summarized below.

PARSONS ENGINEERING SCIENCES.

Parsons is ranked in the top five engineering companies in the world. The company is a leader in engineering procurement and construction management companies. Parsons has developed the largest environmental engineering company through its infrastructure division, which handles water, waste, and sewer engineering sciences. The company also has a large petrochemical division that builds refineries and petro-chemical plants. Parsons has been retained to engineer the wastewater treatment facilities and monitor the systems through construction and steady state production. AEI will continue to improve and upgrade its waste systems for both swine and dairy through Parsons Engineering.

Agri-Waste.

Agri-Waste is an environmental engineering firm headquartered in Raleigh-Durham N.C. Agri-Waste has signed an exclusive agreement with AgTech to provide engineering services for lagoon-less technologies. Agri-Waste has positioned itself as the industry leader in assisting large corporate clients such as PIC in evaluating and engineering lagoon technology. Agri-Waste understands that the future of the industry is lagoon-less technology and has partnered with AgTech to implement its product sales and marketing strategies.

A-Tek.

A-Tek is an engineering company that provides solutions for monitoring and controlling physical parameters through computer software applications since 1972. A-Tek performs precision monitoring of various physical parameters such as: humidity, temperature, pressure, water level, weight, power on/off, air quality, water quality, and air velocity. An exclusive engineering and teaming agreement with A-Tek provides that the A-Tek will provide operational and environmental monitoring and control systems for AEI's cooling system and odor control delivery system.

FarmPro.

The Company has an agreement with FarmPro to provide installation and service for the Company's waste treatment systems. FarmPro is located in Guyman, OK and is one of the country's largest builders of livestock facilities. Management believes that the strategic relationship with FarmPro will provide AgTech with the necessary installation capabilities to fulfill large order quantities.

Competition

The Company competes with operational and environmental companies, including Osbourne Industries, Bion Technologies, and Monsanto. Some of these competitors have greater resources than the Company and have been operating for longer periods of time than the Company. However, Management believes that the Company's products and services have significant proprietary advantages including state of the art technologies that the management is confident will give AEI the ability to capture adequate market share to meet its projections.


Operations and Facilities

Technical Operations.

The Company's technical operations can be divided into two distinct operational phases: Animal Waste Treatment, and Indoor Environmental Quality.

Animal Waste Treatment represents the processing of animal waste in an environmentally acceptable and economical fashion. This consists of detailed engineering to determine size, location, and controls needed to create a secondary profit center for the livestock operation.

Indoor Environmental Quality represents the cooling and atomization of the Company's odor control product within livestock facilities and Municipal waste treatment plants. Detailed engineering and data collection is essential in determining the precise temperature, humidity levels, and quantity of product to be used in the neutralization of odors and reduction of ammonia. Furthermore, the Company is currently developing procedures to distribute such other products as sanitizers and pharmaceuticals via the atomization system.

Facilities.

The Company's corporate headquarters and technical operations (i.e. data production, evaluation and analysis) are located in Franklin, Kentucky, which is 30 miles north of Nashville Tennessee. The Company leases approximately 2,500 square foot in an office building for senior management. The headquarters will house the Company's marketing, financial and administrative operations. The Company also leased a research and development technical center in Goldsboro, North Carolina of approximately 1,200 square feet. All of the Company's technical operations including its data processing and systems integration technology will be performed in the Franklin, Kentucky facility.

Data Management.

This software takes the controller data measuring temperatures and ammonia levels and automatically adjusts the temperature and odor control levels on a real time basis to provide the cooling controls that will maximize production on the livestock farm. The farm manager controls the information management initially from a PC. The PC information is sent back to the corporate information services department, which creates growing standards in its environmental management.

Sensor and Performance Controls.

This software monitors all sensors, which will include the feed system, water system, power system, CO2 air quality systems, and waste treatment system.
This program automatically adjusts the levels of these systems. The purpose of the sensors is to provide a tool for the farm manager to determine causes of production problems. The program will determine optimal ranges for all of the sensors and sends an alert back to the farmer that there is a problem that needs his attention. If the sensor parameters stay in their optimum ranges, the farm should have lower mortality rates, higher turnover rates, and more management control over production. Management believes that this software provides the Company with strong competitive advantages.

Software Interface.

AgTech's software is Windows 98 compatible and offers 2-D graphical representation of real time data and historical data for comparison studies. The language is visual basic and offers compatibility with other graphical interfaces. The Company will offer a touch screen for ease of use.

Data Transmission Interfaces.

The farm controllers can be linked into a farm network where data is transmitted with twisted pair wire through telephone, radio, Internet, or satellite. The network provides a large integrator the ability to manage production at multiple locations more efficiently.

Legal Proceedings

The Company has no outstanding litigation and is not aware of any threatened litigation. The Company is expected to be involved from time to time in various claims, actions and lawsuits incidental to its business. The Company believes the ultimate liability there under, if any, will not have a material affect on the financial condition of the Company.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                              December 31, 1999

=====================================
SIX MONTHS ENDING DECEMBER 31, 1999
=====================================

Except for historical information, the discussion in this Form SB-1 contains forward-looking statements that involve risks and uncertainties. These statements may refer to the Company's future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expect", "anticipate", "believe", "intend", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in such forward-looking statements. Factors that could contribute to these differences include, but are not limited to, the risks discussed in the section titled "Market Risks and other Business Factors" later in this Form SB-1.

Completion of the Merger

Oak Brook Capital I, Inc. ("Oak Brook") was incorporated under the laws of the State of Colorado on May 15, 1998. It was incorporated as a "blind pool" or "blank check" company for the purpose of seeking to acquire one or more properties or businesses. Oak Brook elected to voluntarily file a registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "34 Act").

On September 19 1999, Oak Brook's sole officers and directors executed a Plan of Merger Agreement (the "Plan') with the Company whereby the Company's shareholders agreed to receive one (1) share of Oak Brook common stock for every one (1) share they held.. The transaction with Oak Brook was a private placement transaction in reliance upon an exemption from registration under the Securities Act of 1933.

The transaction resulted in a change in control of Oak Brook because following its exchange of the Shares, the Company's shareholders owned approximately 97.039% of the issued and outstanding Common Stock of the Company.

RESULTS OF OPERATIONS

MARKET RISKS AND OTHER BUSINESS FACTORS

In passing the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), 15 U.S.C.A. Sections 77z 2 and 78u 5 (Supp. 1996), Congress encouraged public companies to make "forward looking statements" by creating a safe harbor to protect companies from securities law liability in connection with forward looking statements. The Company intends to qualify both its written and oral forward looking statements for protection under the Reform Act and any other similar safe harbor provisions.

"Forward looking statements" are defined by the Reform Act. Generally, forward looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. All forward looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue reliance on written or oral forwardlooking statements of the Company. The Company undertakes no obligation to update or revise this Safe Harbor Compliance Statement for Forward Looking Statements (the "Safe Harbor Statement") to reflect future developments. In addition, the Company undertakes no obligation to update or revise forward looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

The Company provides the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in forward looking statements include the disclosures incorporated herein by reference and set forth in Item 5, Other Information, Business Plan, of Form 8-K/A, filed on December 6, 1999 with the Securities and Exchange Commission ("SEC") and also include the following:

Liquidity

The Company is considering the sale of equity in connection with a secondary offering later in 2000. The Company does not have any underwriting commitments for such sale of equity. There can be no assurance that any such sale will close by such date or at all or that the Company will continue to consider such an offering.

Litigation And Government Investigations

Numerous federal and state civil and criminal laws govern agricultural and environmental development and operation activities. In general, these laws provide for various fines, penalties, multiple damages, assessments and sanctions for violations.

Evolving Industry Standards; Rapid Technological Changes

The Company's success in its business will depend in part upon its continued ability to enhance its existing products and services, to introduce new products and services quickly and cost effectively to meet evolving customer needs, to achieve market acceptance for new product and service offerings and to respond to emerging industry standards and other technological changes. There can be no assurance that the Company will be able to respond effectively to technological changes or new industry standards. Moreover, there can be no assurance that competitors of the Company will not develop competitive products, or that any such competitive products will not have an adverse effect upon the Company's operating results.

Moreover, management intends to continue to implement "best practices" and other established process improvements in its operations going forward. There can be no assurance that the Company will be successful in refining, enhancing and developing its operating strategies and systems going forward, that the costs associated with refining, enhancing and developing such strategies and systems will not increase significantly in future periods or that the Company's existing software and technology will not become obsolete as a result of ongoing technological developments in the marketplace.

Volatility Of Stock Price

The Company believes factors such as the Company's liquidity and financial resources, quarter to quarter and year to year variations in financial results could cause the market price of the Company's common stock to fluctuate substantially. Any adverse announcement with respect to such matters or any shortfall in revenue or earnings from levels expected by management could have an immediate and material adverse effect on the trading price of the Company's common stock in any given period. As a result, the market for the Company's common stock may experience material adverse price and volume fluctuations and an investment in the Company'scommon stock is not suitable for any investor who is unwilling to assume the risk associated with any such price and volume fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

The Company has funded operations primarily through cash from operations and equity and debt investment, since inception.

Debt Financing

The Company received no debt instrument financing during the six months ended December 31, 1999.

Secondary Offering of Common Stock

The Company is considering the sale of equity in connection with a secondary offering prior to the end of 2000. The Company has not received any commitment for such an offering, and no assurance can be provided that the Company will receive any such commitment, or that any such offering, if undertaken, will be successful.

Sufficiency of Cash Flows

The Company believes that current cash balances and any cash generated from operations and from available debt or equity financing will be sufficient to meet its cash needs for working capital and capital expenditures for at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, management may seek to sell additional equity or obtain credit facilities. The sale of additional equity could result in additional dilution to the Company's shareholders. A portion of the Company's cashmay be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of such businesses, products or technologies.

                                   MANAGEMENT

              DIRECTORS, EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

Management

The directors and officers of AEI Environmental, Inc. are as follows:
Executive Officers and Directors

  Name                          Position

  Ed McMillan                   Chairman of the Board of Directors
  John Zick                     Vice Chairman, and Director
  Greg Ransdell                 CEO, President, and Director
  Robert Wagner                 Vice-President Sales
  Mark Margason                 Secretary and Treasurer
  Thomas F. Taft, Sr.           Director

The following is a brief description of the recent business experience of the Company's executive officers and directors.

Ed McMillan, Chairman of the Board. Mr. McMillan is the retired President and CEO of Purina Mills, Inc., the largest manufacturer and distributor of animal nutrition products in the United States. Mr. McMillan joined Purina Mills in 1969 and held various positions in Marketing, Business Development, and Diversified Business Management before being named Vice President for Product Research in 1986. Mr. McMillan is a prominent leader in the animal nutrition industry serving as Chairman of the Board of Directors for the American Feed Industry Association and the Prescription Feed Task Force.
Mr. McMillan has received distinguished industry honors as the Agri-Marketer of the Year for the National Agri-Marketing Association; the Distinguished Service Award from the American Agricultural Editor's Association; the Distinguished Service Award from the American Feed Association. Mr. McMillan received a Bachelor of Science degree in Agricultural Science from the University of Illinois and is a graduate of the Credit Research Foundation. Mr. McMillan is a Senior Consultant for Agribusiness Group with a primary focus on business alliance creation and merger and acquisition management, and advisor to the University of Illinois College of Agriculture.

John T. Zick, Director. Mr. Zick is a retired executive with Continental Grain Company, a world leader in grain, cotton, and corn production and trading. Continental also owns Premium Standard Farms, a major producer of swine and poultry livestock in the United States. Mr. Zick retired as Senior Vice President and General Manger, North American Grain Division, Continental Grain Company, and President of Conti Carriers and Terminals, and General Manager of Conti Cotton Division. Mr. Zick was directly responsible for all grain origination and export activity in North America, Chicago, IL. Mr. Zick was a longstanding member of the Chicago Board of Trade. Mr. Zick received a Bachelors of Arts, 1965 University of Illinois, and a Masters of Business Administration, 1967, University of Illinois.

Greg Ransdell, President, CEO, and Director. Mr. Ransdell, a co-founder of the Company, was the General Manager of U.S. operations for Vall, Inc., the 25th largest swine grower in the United States. Mr. Ransdell is the past General Manager of Prestage Farms, a privately held feed mill and swine integrator with 15,000 sows in Mississippi. Mr. Ransdell was a Director of Production Services for Choctaw Maid Farms, a vertically integrated poultry grower and processor of 2 million birds per week. Mr. Ransdell has served as Senior Vice President of Valley Grain Products of Kentucky, a manufacturer of corn-based products. Mr. Ransdell received a B.S. in accounting from California State University. Mr. Ransdell is leading the day-to-day management of the Company and will have responsibility for its profitability.

Robert Wagner, Vice-President of Sales. Mr. Wagner is a co-founder of the Company. Mr. Wagner is the past President of Numan Industries, Inc., and the developer of the Company's odor control product, NC 2000. Mr. Wagner brings substantial industry contacts through the Numan odor control product line.

Mark Margason, Director. Mr. Margason is a co-founder of the Company and has been an investment banker and commercial banker for 20 years with Mellon Bank and Citicorp North America. Mr. Margason was a Vice President of the Leveraged Capital business unit of Citicorp responsible for the defensive takeover strategy of Pillsbury, and the LBO of Kroger Foods. Mr. Margason has been involved as a Director and Chief Financial Officer of several venture capital companies raising equity for early stage high tech venture companies. Mr. Margason is a partner in MPI Investment Management and MPI Venture Management Fund. Mr. Margason received a B.S.B.A and an M.B.A in Finance from the University of Denver.

Thomas F. Taft, Sr., Director. Mr. Taft is a private investor, business executive and attorney in Greenville, North Carolina. He is the Chairman and founder of Hardware Supplies of America, Inc., the premier wholesale provider of door and exit hardware to contract hardware houses, retail building chains such as Home Depot and Lowe's, buying groups for retail lumber yards and hardware store chains through its seven distribution centers across the country. Mr. Taft has served three terms in the North Carolina State Senate and was Chairman of the Senate Agriculture Committee. He was a former member of the Southern Growth Policies Board, Chairman of the North Carolina State Ports Authority Board of Directors for eight years, a member of the Board of Regents of the University of North Carolina and served as legal counsel to now Governor Jim Hunt when he was Lieutenant Governor. Mr. Taft maintains various investments in U.S. real estate and technology start-up companies in Israel.
Mr. Taft provides insight and strategic direction both business and political. He is a founding investor of AgTech and was a source of early seed capital.

Beneficial Ownership

The following table sets forth the beneficial ownership of the ownership of AEI Environmental, Inc. outstanding common stock on April 18, 2000 by
(i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of AEI Environmental, Inc.:


Name                     Number of Shares Owned   Percentage of Ownership

                               Shares of AEI
                               Common Stock to be
                               Beneficially Owned              Percent
Name and                       as of the                       of
Address                        Filing Date                     Class
______________________         ________________________        _________

Ed McMillan                      336,649                          3.62%
11578 Trail Ridge Place
Zionville, IN

Thomas F. Taft, Sr.            1,741,623                         18.75%
P.O. Box 1766
Greenville, NC

Mark Margason                  1,267,338                         13.64%
105 E. First Street
Hinsdale, IL

Greg Ransdell                    423,729                          4.56%
215 Bluegrass Road
Suite C, Franklin, KY

John T. Zick                     466,500                          5.02%
708 E. Woodland Avenue
Hinsdale, IL

All Officers and
Directors as a Group           4,262,420                         45.88%


Management of AEI has advised that they may acquire additional shares of AEI
Common Stock from time to time in the open market at prices prevailing at the time of such purchases.


Management has advised that they may acquire additional shares of the Company's Common Stock from time to time in the open market at prices prevailing at the time of such purchases.

The Company's key personnel bring a broad range of private and public management, corporate finance and technical skills to the Company.

BOARD OF DIRECTORS

Colorado provides that a corporation's board of directors may be divided into various classes with staggered terms of office. The Company's directors are elected for a term of three years and until their successors are elected and qualified.

NUMBER OF DIRECTORS

The Company's board of directors currently consists of five directors. The number of directors on the Company's board may only be changed by a vote of a majority of the directors, subject to the rights of the holders of any outstanding series of the Company's preferred stock to elect additional directors.

REMOVAL OF DIRECTORS

The Company's directors, or the entire board, may be removed for cause by the affirmative vote of the holders of at least 50% of the outstanding shares of capital stock of the Company entitled to vote in the election of directors, voting as a single class and subject to the rights of the holders of any outstanding series of the Company's preferred stock.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Any newly created directorships in either of our boards of directors, resulting from any increase in the number of authorized directors or any vacancies, may be filled by a majority of the remaining members of such board of directors, even though less than a quorum, or in the case of the Company, by a sole remaining director, subject to the rights of holders of any outstanding series of preferred stock.

Newly created directorships or decreases in directorships in either of our boards of directors are to be apportioned among the classes of directors so as to make all classes as nearly equal in number as practicable, provided that no decreases in the number of directors in either of our boards of directors may shorten the term of any director then in office.

To the extent reasonably possible, any newly created directorship will be added to the class of directors whose term of office is to expire at the latest date following the creation of that directorship, unless otherwise provided for by resolution of the majority of the directors then in office. Any newly eliminated directorship will be subtracted from the class whose office is to expire at the earliest date following the elimination of the directorship, unless otherwise provided for by resolution of the majority of the directors then in office.

ABILITY TO CALL SPECIAL MEETINGS

Special meetings of the Company's stockholders may be called by the Company's board of directors, by affirmative vote of a majority of the total number of authorized directors at that time, regardless of any vacancies, or by the chief executive officer.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

The Company's bylaws allow stockholders to nominate candidates for election to the board of directors at any annual or any special stockholder meeting at which the board of directors has determined that directors will be elected. In addition, the bylaws allow stockholders to propose business to be brought before any annual stockholder meeting. However, nominations and proposals may only be made by a stockholder who has given timely written notice to the Secretary of the Company before the annual or special stockholder meeting.

Under the Company's bylaws, to be timely, notice of stockholder nominations or proposals to be made at an annual stockholder meeting must be received by the Secretary of the Company no less than 60 days nor more than 90 days before the first anniversary of the preceding year's annual stockholder meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year's annual stockholder meeting, notice will also be timely if delivered within 10 days of the date on which public announcement of the meeting was first made by the Company.

In addition, if the number of directors to be elected is increased and no public announcement is made by the Company naming all of the nominees or specifying the size of the increased board of directors at least 70 days before the first anniversary of the preceding year's annual meeting, or, if the date of the annual meeting is more than 30 days before or 60 days after the anniversary of the preceding year's annual meeting, at least 70 days before the annual meeting, a stockholder's notice will be considered timely, with respect to the nominees for any newpositions created by the increase, if it is delivered to the Secretary of the Company within 10days of the date on which public announcement of the meeting was first made by the Company.

Under the Company's bylaws, to be timely, notice of a stockholder nomination to be made at a special stockholder meeting must be received no less than 60 days nor more than 90 days before a special meeting at which directors are to be elected or within 10 days of the date on which public announcement of the special meeting was first made by the Company.

A stockholder's notice to the Company must set forth all of the following:

     - all information required to be disclosed in solicitations of proxies for election of directors, or information otherwise required by applicable law, relating to any person that the stockholder proposes to nominate for election or reelection as a director, including that person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected

     - a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting that business at that meeting and any material interest of the stockholder in the business proposed

     - the stockholder's name and address as they appear on the Company's books and the class and number of shares which are beneficially owned by the stockholder

The chairman of the Company's stockholder meeting will have the power to determine whether the nomination or proposal was made by the stockholder in accordance with the advance notice procedures set forth in the Company's bylaws.

If the chairman determines that the nomination or proposal is not in compliance with the Company's advance notice procedures, the chairman may declare that the defective proposal or nomination will be disregarded.

DIRECTOR COMPENSATION

The directors of the Company, who are all executive officers of the Company as well, are not compensated for serving as directors of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) for any unlawful distribution as set forth in the Colorado Model Business Corporation Act of Colorado (the "CMBCA") or (iv) for any transaction from which the director derived an improper personal benefit. These provisions may have the effect in certain circumstances of reducing the likelihood of derivative litigation against directors. While these provisions may eliminate the right to recover monetary damages from directors in various circumstances, rights to seek injunctive or other non-monetary relief is not eliminated.


                             EXECUTIVE COMPENSATION

The following executive compensation was paid for the fiscal years ended December 31, 1999, to the Company's Directors, Officers or Affiliates or other persons who were executive officers of the Company as at December 31, 1999.

                                                 Long Term
                                                 Compensation
                        Annual Compensation
                        Compensation Awards
                        ----------  --------     -------------  ---------------
                                                 Securities
Name and Principal                 Other Annual  Underlying     All Other
Position              Salary       Compensation  Options/(1)/   Compensation
                      ($)          ($)           (#)            ($)-
------------------    ----------   ------------  -------------  ------------

Mark Margason                       35,000
105 E. First Street                 (Consulting)
Hinsdale, IL

Greg Ransdell          125,000
215 Bluegrass Road     (1999)
Suite C,
Franklin, KY

Robert J. Wagner       84,000
105 E.Fist Street      (1999)
Hinsdale, IL

[FN]
____________________________

Director Compensation

The Company does not reimburse directors for expenses incurred, if any, in attending meetings of the Board of Directors. The Company does not pay director fees to directors for their service on the Board.

Options Granted To Executive Officers

The following options to purchase Common Shares were granted to the Named Executive Officers as of March 1, 2000, pursuant to the Company's Stock Option Plan. See "Stock Option Plan".

Security       Common        % of Total   Exercise  Expir. Date  Market Value
Holder         Shares Under  Options      Price Per              of Securities
               Option        Granted In   Share1                 Underlying
                   (#)       Financial                           Options on
                             Year                                Date of Grant

($/Securities)




Notes:

1. The exercise price was determined on the basis of the then transaction price of the Common Shares. See "Prior Sales".

Compensation of Directors

The directors of the Company are currently compensated for serving as a director on the basis of options. See "Options Granted to Named Executive Officers".

Directors' and Officers' Insurance

The Company intends to purchase liability insurance for the directors and officers of the Company. No part of this premium will be paid by the directors or officers of the Company.

STOCK OPTION PLAN

The Company maintains a stock option plan (the "Stock Option Plan") designed to provide incentives to directors, executive officers and employees of the Company or its subsidiaries and companies wholly owned by these individuals in order to permit those persons to participate in the growth and success of the Company.

Under the terms of the Company's Stock Option Plan, the Company is authorized to set aside as options a maximum of 5,000,000 of the Company's Common Shares outstanding from time to time, for the benefit of directors, officers and full time employees of the Company or its subsidiaries and companies wholly owned by these individuals. The Stock Option Plan does not permit any one individual to hold as options more than 5% of the Common Shares outstanding from time to time.

Any options so granted will be exercisable at the exercise price and for such period of time as may be determined by the board of directors of the Company and approved pursuant to the requirements of the applicable stock exchange, or if the Company's securities are not listed on a stock exchange, then in accordance with the conditions established by the board of directors of the Company.

Any stock options will be non-transferable and terminate on the earlier of the expiration date or the 30th day following the day on which the director, officer or employee, as the case may be, ceases to be either a director, officer or employee of the Company or any of its subsidiaries.

OPTIONS

As at the date of this filing the following options have been granted or allocated to executive officers and directors, current and previous employees, and advisors to the Company, pursuant to the Stock Option Plan:

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND PROMOTERS

No director, senior officer, promoter or other member of management or their respective associates or affiliates have been indebted to the Company at any time during the period ended December 31, 1999 or since that date.


                             CERTAIN TRANSACTIONS

Other than their employment agreements with the Company (refer to "Management-Employment Contracts" above), no material transactions involving the directors, senior officers or principal holders of the Company's securities have occurred since the Company was incorporated except for several loans previously made to the Company by the Company's principals.


                            PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of the ownership of AEI Environmental, Inc. outstanding common stock on April 18, 2000 by
(i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of AEI Environmental, Inc.:

Name                       Number of Shares Owned   Percentage of Ownership

                               Shares of AEI
                               Common Stock to be
                               Beneficially Owned              Percent
Name and                       as of the                       of
Address                        Filing Date                     Class
______________________         ________________________        _________

Ed McMillan                       336,649                        3.62%
11578 Trail Ridge Place
Zionville, IN

Thomas F. Taft, Sr.             1,741,623                       18.75%
P.O. Box 1766
Greenville, NC

Mark Margason                   1,267,338                       13.64%
105 E. First Street
Hinsdale, IL

Greg Ransdell                     423,729                        4.56%
215 Bluegrass Road
Suite C, Franklin, KY

John T. Zick                      466,500                       11.35%
708 E. Woodland Avenue
Hinsdale, IL

All Officers and
Directors as a Group            4,262,420                       45.88%

Management of AEI has advised that they may acquire additional shares of AEI
Common Stock from time to time in the open market at prices prevailing at the time of such purchases.


Management has advised that they may acquire additional shares of the Company's Common Stock from time to time in the open market at prices prevailing at the time of such purchases.

                          DESCRIPTION OF CAPITAL STOCK

As of the date hereof, the authorized share capital of the Company consists of forty million (40,000,000) Common Shares of which 9,289,535 Common Shares are issued and outstanding, and ten million (10,000,000) Preferred Shares 2,725,000 of which is designated as Series A Preferred Stock (the "Series A Shares") of which 0 Series A Convertible Shares are issued and outstanding. The following is a summary of the principal attributes of the share capital of the Company.

COMMON SHARES

The rights, privileges, restrictions and conditions attached to the Common Shares are as follows:

Voting

Holders of Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company, except meetings of holders of another class of shares. Each Common Share shall entitle the holder thereof to one vote.

Dividends

Subject to the preferences accorded to holders of Series A Shares and any other shares of the Company ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive, if, as and when declared by the Board of Directors, such dividends as may be declared thereon by the Board of Directors from time to time.

Liquidation, Dissolution or Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of Common Shares shall be entitled, subject to the preferences accorded to holders of the Series A Shares and any other shares of the Company ranking senior to the Common Shares from time to time with respect to payment on a Distribution, to share equally, share for share, in the remaining property of the Company.

PREFERRED SHARES

The Company's articles of incorporation provides that the board of directors is authorized to provide for the issuance of shares of un-designated preferred stock in one or more series, and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof.

The number of authorized shares of the Company un-designated preferred stock may be increased by the affirmative vote of the holders of a majority of the Company's common stock, without a vote of the holders of preferred stock, unless their vote is required pursuant to the terms of any preferred stock then outstanding. The number of authorized shares of un-designated preferred stock of the Company may be reduced or eliminated by the affirmative vote of the holders of 80% of the outstanding capital stock of the Company entitled to vote in the election ofdirectors, voting together as a single class.

Attributes

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, cumulative or non-cumulative), if any.

Liquidation

In the event of a Distribution, holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

Dividends

The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holder of such series.

The Company has never paid any dividends on its Common Shares. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to pay dividends in the near future. The Board of Directors of the Company will review this policy from time to time having regard to the Company's financing requirements, its financial condition and other factors considered relevant.

RESTRICTIONS ON TRANSFER

"Affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act") are persons who generally include individuals or entities that control, are controlled by, or are under common control with the Company and may include certain officers and directors of the Company as well as principal stockholders of the Company. Persons who are affiliates of the Company will be permitted to sell their shares of the Company only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such exemptions afforded by
Section 4(1) or 4(2) of the Securities Act or Rule 144 thereunder.

CERTAIN PROTECTIVE PROVISIONS

General

The Articles and Bylaws of the Company and the CMBCA contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors (including potential takeovers which certain shareholders may deem to be in their best interest) and may adversely effect the price that a potential purchaser would be willing to pay for the Company's stock. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely effect the price of the Common Stock.

The following briefly summarizes protective provisions contained in the Articles, the Bylaws and the CMBCA. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of these provisions, and is qualified in its entirety by reference to the Articles, the Bylaws and the provisions of the CMBCA.

The Company has one class of common stock issued and outstanding. Holders of the Company's common stock are each entitled to one vote for each share held.

AMENDMENT OF ARTICLES OF INCORPORATION

Under Colorado law, articles of incorporation of a Colorado corporation may be amended by approval of the board of directors of the corporation and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the amendment, unless a higher vote is required by the corporation's articles of incorporation.

The Company's articles of incorporation provides that the affirmative vote of the holders of at least 50% of the outstanding shares of capital stock of the Company entitled to vote in the election of directors, voting together as a single class, will be required to reduce or eliminate the number of authorized shares of the Company's common stock or preferred stock, or to amend, repeal or adopt any provision inconsistent with the provisions of the Company's articles of incorporation which deal with the following:

     -undesignated preferred stock
     -matters relating to the board of directors, including the number of members, board classification, vacancies and removal
     -the powers and authority expressly conferred upon the board of directors -the manner in which stockholder action may be effected
     -amendments to bylaws
     -business combinations with interested stockholders of the Company -indemnification of officers and directors of the Company
     -the personal liability of directors to the Company or its stockholders for breaches of fiduciary duty
     -the amendment of the Company's articles of incorporation

AMENDMENT OF BYLAWS

Under Colorado law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its articles of incorporation, confer such power upon the board of directors. The stockholders always have the power to adopt, amend or repeal bylaws, even though the board may also be delegated such power.

The Company's board of directors is expressly authorized to adopt, amend and repeal the Company's bylaws by an affirmative vote of a majority of the total number of authorized directors at that time, regardless of any vacancies.

The Company's bylaws may also be adopted, amended and repealed by the affirmative vote of the holders of at least 50% of the outstanding shares of capital stock of the Company entitled to vote in the election of directors, voting together as a single class.

LIMITATION OF LIABILITY OF DIRECTORS

The CMBCA permits a corporation to include a provision in its articles of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for a breach of the director's fiduciary duty, subject to certain limitations. Our respective articles of incorporation include such a provision to the maximum extent permitted by law.

While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate that duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his duty of care.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The CMBCA permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

Our articles of incorporation and bylaws provide that any person who was or is a party or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of either of us as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses, including attorney's fees, and held harmless by each of us to the fullest extent permitted by the CMBCA. The indemnification rights conferred by each of us are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, our articles of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. In addition, each of us is authorized to purchase and maintain insurance on behalf of its directors and officers.

Additionally, each of us may pay expenses incurred by our directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if we receive an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us, as authorized by our articles of incorporation and bylaws.

                          REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Company is American Securities Transfer, Inc, at its principal office in Lakewood, Colorado.


                             PLAN OF DISTRIBUTION

The shares of Common Stock registered hereunder could be sold, if desired, by the Selling shareholder on the Over-the-Counter Bulletin Board.

The Selling Shareholders Shares (the "Securities"), being offered hereby: (i) through dealers or in ordinary brokers' transactions, in the over-the-counter market or otherwise; (ii) at the market or through market makers or into an existing market for the securities; or (iii) in other ways not involving market makers or established trading markets, including direct sales to purchasers or effective through agents, or (iv) in combinations of any of such methods of sale. The Securities will be sold at market prices prevailing at the time of sale or at negotiated prices.

If a dealer is utilized in the sale of the Securities in respect of which the Prospectus is delivered, the Selling Security Holders will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

Sales of Securities "at the market" and not at a final price, which are made into an existing market for the Securities, will be made by the Selling Security Holders to or through a market maker, acting as principal or as agent. Other sales may be made, directly or through an agent, to purchasers outside existing trading markets. A selling broker may act as agent or may acquire the Securities or interests therein as principal or pledgee and may, from time to time, effect distributions of such Securities and interests.

The Securities offered hereby are eligible for sale only in certain states, and, in some of those states, may be offered or sold only to "institutional investors", as defined under applicable state securities law. No sales or distributions, other than as described herein, may be effected after this Prospectus shall have been appropriately amended or supplemented.

                                  LEGAL MATTERS

The validity of the Common Stock offered hereby has been passed upon for the Company by Nadeau & Simmons, P.C., 1250 Turks Head Building, Providence, Rhode Island.


                                     EXPERTS

Bersch Accounting, independent auditors, have audited the financial statements of the Company included for the year ended June 30, 1999, which are incorporated by reference into this prospectus and registration statement. These financial statements are incorporated by reference in reliance on their reports, given on their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

The Company has filed with the Commission a Registration Statement on Form
SB-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this prospectus as permitted by the rules and regulations of the commission. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and to the exhibits thereto.

The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., room 1024, Washington, DC 20549, or on the Internet at http://www.sec.gov. Copies of the Registration Statement and the exhibits may also be inspected, without charge, at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the Registration Statement and the exhibits may be obtained by mail, at prescribed rates, from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549.

In connection with this offering, the Company continues to be subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants and with quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                          AGTECH Environmental, Inc.

                             Financial Statements

                                 June 30, 1999


                                   Contents


                                                              Page


Independent Auditor's Report                                  2


FINANCIAL STATEMENTS:


Exhibit A - Balance Sheet                                     3-4


Exhibit B - Statement of Operations and Deficit
            Accumulated During the Development
            Stage                                             5


Exhibit C - Statement of Changes in Shareholders' Equity      6


Exhibit D - Statement of Cash Flows                           7


Notes to Financial Statements                                 8-18

Bersch Accounting s.c.

Certified Public Accountants
633 W. Wisconsin Ave., Suite 610
Milwaukee, Wisconsin 53203
Tel:  414-272-8800
www.berschaccounting.com
Fax:  414-223-4070
email: bersch@execpc.com


                          INDEPENDENT AUDITOR'S REPORT

                               November 17, 1999

To the Board of Directors and Stockholders
Agtech Environmental, Inc.

We have audited the accompanying Balance Sheet of Agtech Environmental, Inc., (a development stage company), as of June 30, 1999 and the related Statement of Operations and Deficit Accumulated During the Development Stage, Statement of Changes in Shareholders' Equity, and Statement of Cash Flows, for the fourteen months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agtech Environmental, Inc. as of June 30, 1999 and the results of its operations and its cash flows for the fourteen months then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. As shown in the financial statements, the Company has incurred considerable cost in organizing its business and establishing itself in the marketplace during the development stage.
Its ability to remain viable depends on its ability to develop and refine its products in such a way that they will be marketable and that the company will develop sales revenue sufficient to cover product costs and operating expenses before exhausting its present investment stake and/or its ability to obtain additional capital through investments or borrowing sufficient to operate as a going concern until profitable operations are achieved. Management's plans in regard to these matters are described in Note #8.
The financial statements do not contain any adjustments which may result from the outcome of this uncertainty.

/s/ Bersch Accounting S.C.

Milwaukee, Wisconsin

                                      ASSETS


CURRENT ASSETS
     Cash and Cash Equivalents (Exhibit D)                    $     64,952
     Accounts Receivable                                            10,444
     Due from Employee/Shareholders (Note #5)                       95,142
     Recoverable costs and earnings in excess of
      billings on contracts in progress                             16,892
     Prepaid Expenses                                               19,103

          Total Current Assets                                $    206,533
PROPERTY AND EQUIPMENT (Note #1)
     Furniture and Fixtures                                   $     35,651
     Computer Equipment and Software                                20,458
     Leasehold Improvements                                         25,819
                                                              $     81,928
     Less:  Accumulated Depreciation                               (23,203)

          Net Property and Equipment                                58,725

OTHER ASSETS
     Patents (Note #1)                                        $     77,719
     Non-Compete Agreement (Net of Amortization expense
      of $16,621) (Note #1)                                         83,379
     Goodwill (Net of Amortization expense
      of $22,449) (Note #1)                                        652,872
     Other Intangible Asset (Net of Amortization expense
      of $1,055) (Note #1)                                          33,945
     Restricted Cash (Note # 6)                                     50,000
     Due from Employees/Shareholders (Note #5)                      75,000
     Prepaid Deposits                                                6,033
          Total Other Assets                                       978,948

               TOTAL ASSETS                                   $  1,244,206

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Current Portion - Capital Lease Obligations (Note #4)    $      8,266
     Accounts Payable                                              163,030
     Accrued Expenses                                               52,039

          Total Current Liabilities                           $    223,335

LONG-TERM LIABILITIES
     Long-term Portion - Capital Lease Obligations (Note #4)         7,301

          Total Liabilities                                   $    230,636

SHAREHOLDERS' EQUITY (Exhibit C) (Note #9)
     Class A
     Common Stock, $.01 par value; Authorized 9,000,000
     shares Issued and Outstanding 3,202,412                  $     32,024
     Additional Paid-in-Capital                                  1,749,674
     Class B
     Common Stock, $.01 par value; Authorized 18,000,000
     shares Issued and Outstanding 2,387,080                        23,871
     Additional Paid-in-Capital                                    791,129
     Class C
     Common Stock, $.01 par value; Authorized 3,000,000
     shares Issues and Outstanding 4,824,100                        48,241
     Additional Paid-in-Capital                                    157,301
                                                              $  2,802,240
     (Deficit) Accumulated during the Development Stage
     (Exhibit B)                                                (1,788,670)

          Total Shareholders' Equity                             1,013,570

               TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $  1,244,206

                 STATEMENT OF OPERATIONS AND DEFICIT ACCUMULATED
                          DURING THE DEVELOPMENT STAGE
                   For the fourteen months ended June 30, 1999

EXPENSES
     Research and Development Expenses                        $  1,057,509
     Loss on Contract                                               59,341
     Officers Salaries                                             153,042
     Office Salaries                                                43,610
     Rent                                                           34,924
     Insurance                                                      52,737
     Depreciation                                                   23,202
     Amortization                                                   40,125
     Auto Expense                                                   29,946
     Travel                                                         66,323
     Telephone                                                      28,497
     Office Expense                                                 34,914
     Advertising                                                    10,437
     Taxes                                                          33,768
     Organization expenses                                          39,308
     Miscellaneous                                                  16,023
     Outside Services & Professional                                82,667

          Total Deficit Accumulated before Interest           $ (1,806,373)

Other Income/(Expense)
     Miscellaneous Income                                     $     28,176
     Interest Expense                                              (10,473)

          Total Other Income/(Expense)                              17,703

          Net Loss Before Income Taxes                        $ (1,788,670)

          Income Tax Expense (Note #2)                                   0

                    Net Loss                                  $ (1,788,670)
                                                                (Exhibit A)

                    Net loss per share:                              (0.24)
                                                                 (Note #12)
                    Fully Diluted net loss per share                 (0.17)
                                                                 (Note #12)


                For the fourteen months ended June 30, 1999


                             $.01 Par                $.01 Par                $.01 Par
                             Value,Class Add'l       Value,Class Add'l       Value,Class Add'l
                             A Common    Paid-in-Cap B Common    Paid-in-Cap C Common   Paid-in-Cap Retained
                             Stock       Class A     Stock       Class B     Stock       Class C     Earnings   Total


Balance April 30, 1998       $           $           $           $           $           $           $           $
Shares granted to founders         3,965      (3,965)                             19,825     (19,825)                     0
Shares granted to employees
 of MPI                                                      871        (871)                                              0
Issuance of shares as
 incentive bonus                                          15,000                                                      15,000
Shares issued in connection
 with business acquisition                                 8,000     792,000                                         800,000
Sale of capital stock             22,904   1,422,684                              28,416     177,126              1,651,130
Exercise of stock options            700                                                                                 700
Issuance of shares relating
 to consulting agreements            700      34,300                                                                  35,000
Conversion of shares from
 debt agreement                    3,755     296,655                                                                 300,410
Net
(Loss)                                                                                            (1,788,670) (1,788,670)

Balance June 30, 1999        $    32,024 $ 1,749,674 $    23,871 $   791,129 $    48,241 $   157,301$(1,788,670)$ 1,013,570

                                  (Exhibit A)


                  For the fourteen months ended June 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES
     Net (Loss)                                             $  (1,788,670)
     Adjustments to reconcile net (loss) to net cash
     (used) by operating activities:
          Depreciation and Amortization                     $      63,327
          Accrued Penalties and Interest in relation
           to Debt Conversion                                      25,409
     (Increase) in:
          Increase in Interest Receivable                          (5,142)
          Increase in Accounts Receivable                         (10,444)
          Increase in  Excess of Costs over Billings              (16,892)
          Increase in Prepaid Expenses                            (19,103)
     Increase in:
          Increase in Accounts Payable                            163,030
          Increase in Accrued Expenses                             52,039

          Total Adjustments                                       252,224

     Net cash (used) by operating activities                $  (1,536,446)

CASH FLOWS FROM INVESTING ACTIVITES:
     Purchase of Fixed Assets                               $     (28,971)
     Patent Development                                           (77,719)
     Deposits                                                      (6,033)

     Net cash (used) by investing activities                     (112,723)

CASH FLOWS FROM FINANCING ACTIVITES:
     Loan Advances to Employees                             $    (150,000)
     Capital Contributions (Net of negotiation
      fees of $305,000)                                         1,926,831
     Capital Lease Repayments                                     (12,710)
     Increase in Restricted Cash                                  (50,000)

     Net cash provided by financing activities                  1,714,121

Net Increase in cash and equivalents                        $      64,952

Cash and equivalents, beginning of period                               0

Cash and equivalents, end of period                         $      64,952
                                                               (Exhibit A)


Note #1     Nature of Business and Summary of Significant Accounting Policies

Description of Development Stage Activities

The Company has been in the development stage since its formation on April 30, 1998. It expects to design, manufacture, and install waste treatment and cooling systems for dairy and livestock operations and to supply necessary chemical products to system users.

The Company expects to negotiate contracts with commercial livestock operations for the installation of these systems and may finance these contracts through a series of progress payments from the customer or by granting credit to the customer until the system begins operating.

The Company is relying on its own estimates of the size of the potential market for its products based on trends showing increases in the size of livestock and dairy operations, the growing environmental sensitivity and resulting economic stimuli to deal with waste products in a safe and controlled manner, and its assumption that productivity increases brought about by its products will create economic advantages which will justify their costs.

The Company expects to evolve from the development stage to the operating stage with the continuing refinement of its product lines and to commence delivering systems under contracts in the second quarter of its next fiscal year.

Method of Accounting

Assets, liabilities, revenues, and expenses are recognized on the accrual method of accounting, with revenues and costs of installation to be recognized under the percentage-of-completion method of accounting for contracts.
Accordingly, income is recognized in the ratio that the cost incurred bears to the estimated total cost. Adjustments to cost estimates are made periodically, and expected losses incurred on contracts in progress are charged to operations in the period such losses are determined. The aggregate of costs incurred and income recognized on uncompleted contracts in excess of related billings is shown as a current asset, and billings in excess of cost and income recognized are shown as a current liability.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from these estimates.

Basis for Assigning amounts to Equity Securities Issued For Other Than Cash

Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in the exchange.


Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term investments in interest-bearing accounts, securities, and other instruments with an original maturity of three months or less, to be equivalent to cash.

Allowance for Doubtful Accounts

Accounts receivable are reviewed periodically by management to determine the adequacy of the allowance for doubtful accounts. Based upon management's evaluation as of June 30, 1999, an allowance for doubtful trade accounts was not considered necessary, and amounts due from related parties are considered in relation to their individual agreements.

Fixed Assets

Fixed assets, including capitalized equipment acquired by leases, are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

                                         Years
     Furniture and Fixtures              5-10
     Computer Equipment and Software     3-10
     Leasehold improvements              3-9

Amortization expense on assets acquired under capitalized leases is included with depreciation expense of owned assets. Depreciation expense for the fourteen months ended June 30, 1999 was $23,202.

Organizational Expenses

In April, 1998 the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-up
Activities, which requires costs relating to start-up activities and organizational expenses to be expensed as incurred. The company has adopted this SOP during its development stage and accordingly these costs have been expensed for the fourteen months ended June 30, 1999 in the amount of $61,358.

Covenant not to Compete

In December 1998, the Company purchased substantially all of the assets and other intangibles of Numan Industries, Inc in exchange for 800,000 shares of Class B common stock. In connection with this purchase, the Company entered into a covenant not to compete with the owners (Covenantors) of the Seller.
The Covenantors have agreed that for a period of three years they will not directly or indirectly service any customer of the Company or engage in any business competitive with the Company. The intangible asset is being amortized over the term of the agreement. Amortization expense on the covenant not to compete for the fourteen months ended June 30, 1999 was $16,621. Accumulated amortization on the covenant not to compete at June 30, 1999 was $16,621.

Goodwill

The asset, "Goodwill" relates to the purchase of Numan Industries, Inc as described above and is being amortized over fifteen years. Amortization expense on goodwill for the fourteen months ended June 30, 1999 was $22,449.


Accumulated amortization on goodwill at June 30, 1999 was $22,449.

Patents

The Company has capitalized its expenditures relating to patent search and the development of a prototype of its livestock cooling technology. Although the company had not yet applied for a patent for its cooling technology at June
30, 1999, it is the intent of management to patent the system upon completion of testing of the final prototype.

Other Intangible Assets

On September 1, 1998 the Company entered into an agreement with an agency to assist in acquiring state and Federal funding for the Company's research activities. Class A common stock valued at $12,500 was issued in exchange for these services.

During 1999, the Company exchanged Class A common stock valued at $22,500 for consulting services.

Amortization expense on other intangible assets for the fourteen months ended
June 30, 1999, is $1,055. Accumulated amortization of other intangible assets at June 30, 1999 is $1,055.

Significant Non-Cash Transactions

On December 31, 1998 the company purchased all of the assets of Numan
Industries, Inc in exchange for 800,000 shares of Class B Stock for $1 per share. This purchase included all assets, and intellectual property thereby creating intangible assets to the Company as described above. The assets purchased from Numan Industries, Inc. are as follows:

Office Equipment                                                $    7,830
Plant Equipment                                                     16,849
Goodwill (Customer list, secret formulas for odor control)         675,321
Covenant not to Compete                                            100,000
Total                                                           $  800,000

Research and Development

Research and development costs incident to new product development are charged to the respective expense category when the costs are incurred.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Note#2     Income Taxes

Income Taxes

Generally accepted accounting principles require an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

The Company's total deferred tax assets, and deferred tax asset valuation allowance are as follows at June 30, 1999:

     Total deferred tax asset                                   $  715,468
     Less valuation allowance                                     (715,468)
                                                                $        0

The deferred tax asset results from a net operating loss carryforward.

The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This reduction is necessary due to uncertainty of the Company's ability to utilize all of the net operating loss carryforwards before they expire.

The income tax provision consists of the following:

     Current                                                     $       0
     Deferred                                                      715,468
     Less valuation allowance                                     (715,468)
     Total                                                       $       0

The income tax provision differs from the expense that would result from applying federal statutory tax rates to income before income taxes because certain investment income is not taxable, and a valuation allowance has been provided to reduce deferred tax assets to the amount that is more likely than not to be realized. Deferred income taxes are based on average tax rates and reflect the increased expense due to enacted tax rate increases.

At June 30, 1999 the Company has available for future periods a net operating loss carryforward for tax purposes of $1,788,670. No income taxes were paid for the year ended June 30, 1999.

Note #3     Contracts in Progress

As described in Note #1, the Company accounts for it long-term contracts under the percentage of completion method of accounting. As of June 30, 1999 the Company had one contract that had recoverable costs in excess of billings as follows:

Costs minus estimated losses incurred on uncompleted contracts     $56,892
Less: Billings on uncompleted contracts                             40,000
Recoverable costs and earnings in excess of billings               $16,892


Note #4     Capitalized Lease Obligations

The Company leases certain office furniture and transportation equipment under obligations that have been classified as capital leases. The equipment leased has been recorded as fixed assets and is being depreciated over the economic life of those assets. Net book values of the leased equipment is as follows as of June 30, 1999:

     Equipment                                                     $28,277
     Less: Accumulated amortization                                  9,703
     Net Leased Property Under Capitalized Leases                  $18,574

Amortization of capitalized lease assets included in depreciation expense for the fourteen months ended June 30, 1999 was $9,703.

The future minimum lease payments required by the above-capitalized leases together with the present value of the net minimum lease payments are as follows for the years ended June 30:

     2000                                                          $ 8,816
     2001                                                            4,416
     2002                                                            3,225
     Total minimum lease payments                                  $16,457
     Less: Amount representing interest                                890
     Present value of net minimum lease payments                   $15,567
     Amount due currently (Exhibit A)                              $ 8,266
     Amount due after one year (Exhibit A)                         $ 7,301

Capitalized lease obligations of $15,567 were incurred during the fourteen months ended June 30, 1999.

Note #5     Related Party Transactions

Notes Receivable

The Company has two unsecured notes receivable due from the President and CEO of the Company. A one-year $15,000 note dated May 1, 1998 bearing no stated interest was outstanding at June 30, 1999. A second note for $75,000 dated
January 1, 1998, due July 1, 2001, bearing interest at 5% was outstanding as of June 30, 1999. Interest income accrued relating to these notes at June
30, 1999 was $3,625.

The Company has two unsecured notes receivable from the Vice-President of Sales. A three year note dated January 15, 1999 for $45,000 bearing interest at 5% is outstanding as of June 30, 1999. A three year note for $30,000 dated
March 1, 1998 bearing interest at 5% was also


outstanding as of June 30, 1999. Interest income accrued relating to these notes at June 30, 1999 was $1,517.

The following is a summary of notes receivable as of June 30:

     Total Notes Receivable                                       $165,000
     Less:  current maturities                                      90,000
     Amount due after one year                                    $ 75,000

Management fees described in Note 12 includes $128,775 paid to Applied Power
Holdings, a company owned by related parties.

Note #6     Commitments

Operating Lease Obligations

The Company leases operating facilities in Franklin, Kentucky under an operating lease originally dated August 24, 1998 and expiring on September 1, 1999. Terms of the lease require annual rent of $12,960 plus payment of all operating expenses of the leased facilities. The Company leased additional operating facilities under an operating lease dated November 1, 1998 and expiring on October 31, 2000. Terms of this additional lease require rent of $16,560 plus payment of all operating expenses of the leased facilities.

These two leases are renewable for an additional one-year term with an additional rental increase on September 1, 1999 and October 31, 2000 that will be tied to the increase in the Consumer Price Index.

The Company leases operating facilities in Goldsboro, North Carolina from Wooten Oil Company Assigns under an operating lease originally dated February
8, 1999 and expiring on February 8, 2000. Terms of the lease require annual rent of $9,000 plus payment of all operating expenses of the building. The lease is renewable for an additional one-year term with an additional rental increase on February 8, 2000, which will be tied to the increase in the Consumer Price Index.

The future minimum lease payments required, not including potential increases in the Consumer Price Index, for the two leases are as follows for the years ending June 30:

     2000                                                        $  38,520
     2001                                                           38,520
     2002                                                           38,520
     2003                                                           38,520
     After 2003                                                     38,520
     Total                                                       $ 192,600


The Company has various leases with non-related entities under lease agreements beginning in 1998 and expiring in 2000. The minimum annual rental payments required under these leases, having initial or remaining non-cancelable terms in excess of one year, are as follows for the years ending June 30:

     2000                                                        $  15,829
     2001                                                           12,701
     2002                                                            5,128
     Total                                                       $  33,658

Rent expense for these leases for the fourteen months ended June 30, 1999 was $11,180.

Employment and other Service Agreements

The Company has employment and independent contractor agreements with officers, employees, and stockholders that were entered into in 1998 and expiring in 2001. These employment agreements automatically renew for two additional years. Each agreement specifies the amount of compensation to be paid and the fringe benefits to which the officer or employee or stockholder is entitled.

Additionally, each agreement provides an option to purchase class B common stock at par in a vesting schedule stipulated in the agreement.

Note #7     Contingencies

Cash

The Company had at times during the year funds on deposit at one financial institution that exceeded the federally insured limit.

Under an exclusive four year agreement dated June 22, 1998 and amended
December 11, 1998, the Company agreed to utilize A-TEK Technologies exclusively for the development of hardware and software related to Agtech's cooling and waste treatment systems, in exchange for a maximum of 160,000 shares of Agtech class B common stock as well as progress billings for time and efforts expended. As of June 30, 1999, none of the stock had been issued to A-TEK Technologies.

Under a three-year agreement dated September 1, 1998, the company agreed to utilize Pearce Research Associates, Inc. to strategize and to market Agtech's lagoon-less technology in order to obtain state and federal grants to be utilized in refining the lagoon-less technologies developed by Agtech. In exchange for Pearce's services, the company issued 25,000 shares of Class B common stock with obligations for the following:

     Annual compensation of 12,500 shares of Class B common stock issued
     September 1, 1999 and September 1, 2000.


     5,000 shares of Class B common stock for every $100,000 in state or Federal grants received by Agtech up to a maximum of 50,000 shares

Note #8     Subsequent Events

The Company management personnel's efforts to address the question of the viability of the Company and its abilities to and eventually emerge as a profitable going concern are directed on two fronts.

-On March 29, 1999, the Company arranged to acquire the controlling interest in Oak Brook Capital I, a "shell", or "blank check" company registered with the Securities and Exchange Commission. The express purpose of the existence of such a company is to acquire a company with operations with which to merge and enhance financial operations by providing accessibility to public capital markets. The intended merger had not yet take place at balance sheet date.
 The reverse merger was closed on October 5 prior to the end of audit fieldwork.

-The Company continues to develop and refine its products and expects revenue-producing contracts to be in place before the end of the second quarter of its next fiscal year. The Company was negotiating contracts for the delivery of a livestock cooling and pharmaceutical delivering system for $114,000 at an expected cost of $14,000, and a lagoon-less dairy waste treatment system of a similar scale. Contracts had not been signed at the completion of audit field work on October 17, 1999.

Note #9     Capital Stock

The following schedule summarizes the share activity of the capital stock from inception through June 30, 1999:

                                           $.01 Par     $.01 Par     $.01 Par
                                           Value,Class  Value,Class  Value,Class
                                           A Common     B Common     C Common
                                           Stock        Stock        Stock
                                           ___________  ___________  ___________

Shares granted to founders                   396,500                1,982,500

Shares granted to employees of MPI                         87,080
Issuance of shares as incentive bonus                   1,500,000
Shares issued in connection with business
 Acquisition                                              800,000
Sale of capital stock                      2,290,400                2,841,600
Exercise of stock options                     70,000
Issuance of shares relating to consulting
 Agreements                                   70,000
Conversion of shares from debt agreement     375,512            0           0

Balance June 30, 1999                      3,202,412    2,387,080   4,824,100


Stock Classifications

The capital stock of the Company is described as follows:

Class A Common Stock: 9,000,000 shares authorized, $.01 par value,
                      Entitled to elect one member of the board, 1 vote per share,

                      Shares equally in dividends with class B and C stock, Preference upon liquidation to receive par value as well as 100% of additional paid-in capital before Class B and Class C stock participates.

Class B Common Stock  18,000,000 shares authorized, $.01 par value
                      Entitled to elect one member of the board
                      1 vote per share
                      Shares equally in dividends with class A and C stock

Class C Common Stock  3,000,000 shares authorized
                      Entitled to elect two members of the board
                      1 vote per share
                      Shares equally in dividends with Class A and B Stock
                      May not be diluted below 10% of all shares issued and outstanding before August 8, 2000

Note # 10     Debt Exchanged for Stock

On March 9, 1999, the Company executed convertible notes in the amount of $275,000 due June 9, 1999 with two shareholders, each bearing an interest rate of 8.75%. Each note also contained a penalty clause charging the maker of the note 11.75% interest on all outstanding principal and interest as well as an additional 10,000 shares each of Class A common stock for every 30 day period the note has not been paid. The holder of the each note may convert the outstanding principal, and accrued interest into Class A common stock at a conversion price of $.80 share. Attached to each note is a stock warrant for 100,000 shares of Class A Common stock at par. This stock warrant is exercisable within five years of the date of the related note.

On June 30, 1999, the shareholder's converted their notes as follows:

                                                   # 1          # 2

     Principal                                     $  137,500   $  137,500
     Accrued Interest @ 8%                              3,002        3,002
     Accrued Interest @ 11.75%                          1,697        1,697
     Total principal and accrued interest          $  142,204   $  142,204

     Total number of shares exchanged                 177,756      177,756
     Additional Class A Shares issued due
      to note past due                                 10,000       10,000
     Total shares converted into Common Stock         187,756      187,756


Note #11     Shares Reserved for a Specific Purpose

In order to attract initial investors, specialized contractors and other unique individuals needed for product development, financing, or management the company has reserved Class B common stock as of June 30, 1999:

     Options granted to independent contractor agreements
       for goods and services                                    4,496,602
     Warrants granted relating to issuance of debt                 200,000
     Options exercised                                                (700)

     Total stock warrants, grants and
       options of class B common stock outstanding               4,695,902
                                                                 shares


Note #12     Earnings per share

Basic earnings per share are computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. The following reconciles amounts reported in the financial statements:

                                 For the fourteen months ended June 30, 1999

                                   Income          Shares          Per-share
                                   (Numerator)     (Denominator)   Amount


Loss from continuing operationsand
allocated to common shareholders-
basic earning per share            $ (1,788,670)     7,419,519     $    (.24)

Effect of dilutive securities

Stock Options                                        2,857,887

Loss allocated to common
shareholders - fully diluted
earnings per share                 $ (1,788,670)    10,277,406     $    (.17)



Note #13     Research and Development stage expeses

As of June 30, 1999 the company is in the development stage. Accordingly, the company has incurred research and development expenses for the eighteen months ended June 30, 1999 as follows:


     Consultant Expense                                        $   741,790
     Management Fees - APH                                         128,775
     R&D - Miscellaneous                                            59,844
     R&D - Salaries                                                127,100
     Total                                                     $ 1,057,509

(b)  Pro Forma Financial Information.

The pro forma financial statement required by this Item 7(b) is set forth below.

Pursuant to Rule 11-02b(2) of Regulation S-X of the Act, we herewith submit the following:

On October 6, 1999 this 8-K was filed to report on the combination of AEI
Environmental, Inc. and Oak Brook Capital I, Inc.  Oak Brook Capital I, Inc.
was the surviving corporation and changed its name to AEI Environmental, Inc.
Since Oak Brook Capital I was a "blank check" company prior to the transaction, and had no assets, one liability, and negative equity according to the Amended Form 10QSB filed October 19, 1999, and those items were all of insignificant materiality, the pro forma information necessary to complete the requirements of Section 7a will be almost identical to the June 30, 1999 audit report.

                                Balance Sheets




                                                              Pro-forma Combined
                             Oak Brook      AEI Environ-      Surviving
                             Capital I      mental, Inc.      Corp. Renamed
                             6-30-99        6-30-99           @6-30-99

ASSETS
Cash & cash equiv.                      -   $     64,952             64,952
Accounts Rec.                           -         10,444             10,444
Prepaid Expenses                        -   $     19,103      $      19,103

LIABILITIES
Accounts payable             $      7,725   $    163,030      $     170,755

EQUITY
Common Stock                 $      4,200   $    104,136      $     108,336
Accumulated Deficit               (11,925)    (1,778,670)        (1,790,595)
Total Equity                       (7,725)     1,013,570          1,005,845
Total Liabilities & Equity   $          -   $  1,244,206      $   1,244,206


                                   Operating Statements
                                From Inception to 6-30-99

                             Oak Brook      AEI Environ-      Pro-forma
Combined
                             Capital I      mental, Inc.      Surviving
                             Inception      Corp.             Renamed
                             5-15-98        14 Month          @6-30-99

Revenue                      $           -  $          -      $           -

Expenses Incurred during
 the development stage              11,925     1,806,373          1,818,298
Net Loss                            11,925     1,788,670          1,800,595


                         AEI ENVIRONMENTAL, INC.

                          FINANCIAL STATEMENTS

                        FOR THE SIX MONTHS ENDED

                            DECEMBER 31, 1999



                                                                    EXHIBIT A

                         AEI Environmental, Inc.
                      (A Development Stage Company)
                              BALANCE SHEET
                            December 31, 1999

                                ASSETS


CURRENT ASSETS
  Cash and Cash Equivalents                   $        1,291
  Due from Affiliate                                  10,000
  Interest Receivable                                  5,297
  Costs and Estimated Earnings
    In Excess of Billings                             50,000
  Prepaid Expenses                                    66,054

         Total Current Assets                              $  132,642

PROPERTY AND EQUIPMENT
  Furniture and Fixtures                              52,069
  Computer Equipment and Software                     20,458
  Leasehold Improvements                              25,819
                                                     _______
                                                      98,346
  Less:  Accumulated Depreciation                    (36,107)
                                                     _______

         Net Property and Equipment                        $   62,239

OTHER ASSETS
     Patents                                          77,719
     Non-Compete Agreement (Net of
       Accumulated Amortization of $33,379)           66,621
    Goodwill (Net of Accumulated Amortization
       of $45,083)                                   630,238
    Other Intangible Asset (Net of Accumulated
       Amortization of $6,920)                        28,080
    Loans Receivable                                 150,000
    Deposits                                           3,633
                                                     _______

          Total Other Assets                         956,291

          TOTAL ASSETS                            $1,151,172


                                                                    EXHIBIT A

                           AEI Environmental, Inc.
                        (A Development Stage Company)
                               BALANCE SHEET
                             December 31, 1999

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Bank Overdraft                               $    46,916
  Current Portion - Capital Lease Obligations        4,246
  Loans Payable-Related Party                       79,407
  Accounts Payable                                 303,271
  Accrued Expenses                                 235,713

       Total Current Liabilities                           $   669,553

LONG-TERM LIABILITIES
  Long-Term Portion - Capital Lease Obligations                  5,597

STOCKHOLDERS' EQUITY
  Common Stock, No Par Value
    40,000,000 Shares Authorized;
    8,957,035 Shares Issued and Outstanding      3,751,540
  Preferred Stock, $100 Par Value,
    10,000,000 Shares Authorized; 0 Shares
    Issued and Outstanding                               -
  Stock Subscriptions Receivable                    (1,000)
  Retained Deficit                              (3,274,518)
                                                __________

        Total Stockholders' Equity                             476,022
                                                               _______

        TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                             $ 1,151,172



                                                                    EXHIBIT B

                         AEI Environmental, Inc.
                      (A Development Stage Company)
                        STATEMENTS OF OPERATIONS
               For the Six Months ended December 31, 1999



                                        Six Months
                                        ended
                                        December 31, 1999
                                        ___________________
Expenses
  Research and Development Expenses     $    566,907
  Loss on Contract                                 -
  Operating Expenses                         919,071

       Total Expenses                      1,485,978

Loss From Development Stage Activities    (1,485,978)
                                        ___________________

Other Income/(Expense)
  Miscellaneous Income                         5,147
  Interest Expense                              (817)
                                        ___________________

       Total Other Income/(Expense)            4,330
                                        ___________________

       NET LOSS                         $ (1,481,648)




                                                                     EXHIBIT C

                           AEI Environmental, Inc.
              Statements of Changes in Stockholders' Equity and
          Retained Deficit Accumulated During the Development Stage
                 For the Nine Months Ended December 31, 1999


               Agtech Environmental, Inc.                                          AEI Environ.  Deficit
                          Class A               Class B             Class C        (F/K/A Oak    Accum.
                     $.01 Par Add'l       $.01 Par  Add'l      $.01 Par Add'l      Brook Cap. I, During the  Stock
              Date ofValue    Paid-in     Value     Paid-in    Value    Paid-in    Inc., No Par Development  Subscrip. Stockhold.
              Trans. Common   Capital     Common    Capital    Common   Capital    Value Common Stage        Receiv.   Equity


Balance July
1, 1999                32,024  1,749,674    23,871    791,129    48,241   157,301        4,200   (1,792,870)         0   1,013,570

Sale of stock           5,400    534,600                                                                                    540,000

Subscriptions
of Stock      Sept.,
              1999      4,100     36,900                                                                        (41,000)          0

Exercise of
stock
options       Sept.,
              1999      1,000      2,000                                                                                      3,000

Common Stock
Retired at
Time of Merger09/13   (42,524)(2,321,174)  (25,871)  (791,129)  (48,241) (157,301)                                      (3,386,240)

Common Stock
(no par value)
Issued at Time
of Merger
09/13                                                                  3,386,240                           3,386,240

Sale of
Stock                                                                          361,100                   40,000    401,100

Net loss for
the Six
Months Ended
December 31,
1999
12/31                                                                               (1,481,648)            (1,481,648)

Balance
December 31,
1999                 $      0 $        0  $      0   $      0  $      0  $      0   $3,751,540   $(3,274,518) $ (1,000) $  476,022


                                                                     EXHIBIT D
                          AEI Environmental, Inc.
                       (A Development Stage Company)
                         STATEMENTS OF CASH FLOWS
                For the Six Months ended December 31, 1999



                                                Six Months
                                                End
                                                December 31, 1999

Cash Flows from Operating Activities
     Net Loss                                     $   (1,481,648)
     Adjustments to Reconcile Net Loss to
     Net Cash (Used) by Operating Activities:
          Depreciation and Amortization                   58,161
          Change in Accounts Receivable                   10,444
          Change in Interest Receivable                     (155)
          Change in Costs and Estimated
            Earnings in Excess of Billings               (33,108)
          Change in Prepaid Expenses                     (46,951)
          Change in Bank Overdraft                        46,916
          Change in Accounts Payable                     140,241
          Change in Accrued Expenses                     183,674

          Total Adjustments                              359,222

          Net Cash (Used) by Operating Activities     (1,122,426)

     Cash Flows From Investing Activities:
          Purchase of Property and Equipment             (16,418)
          Deposits                                         2,400

     Net Cash Provided (Used) by Investing Activities    (14,018)



                                                                    EXHIBIT D
                           AEI Environmental , Inc.
                           STATEMENT OF CASH FLOWS
                 For the Six Months ending December 31, 1999




                                                 Six Months
                                                 Ended
                                                 December 31, 1999

CASH FLOW FROM FINANCING ACTIVITIES:
     Repayments on Loans Receivable                 $      15,000
     Advance to Affiliate                                 (10,000)
     Proceeds from Related Party Loans                     79,407
     Capital Contributions (Net of Negotiation Fees
       of $305,000                                        944,100
     Repayments of Capital Lease Obligations               (5,724)
     Change in Restricted Cash                             50,000

Net Cash Provided by Financing Activities               1,072,783

Net Increase (Decrease) in Cash and Cash
    Equivalents                                           (63,661)

Cash and Cash Equivalents, Beginning                       64,952

Cash and Cash Equivalents, Ending                   $       1,291

Supplemental Disclosures:

     Interest Paid                                  $         817

     Income Taxes Paid                              $           0


                           AEI Environmental, Inc.
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1999


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)  Description of Development Stage Activities

            The Company has been in the development stage since its formation on April 30, 1998. It expects to design, manufacture, and install waste treatment and cooling systems for dairy and livestock operations and to supply necessary chemical products to system users.

            The Company expects to negotiate contacts with commercial livestock operations for the installation of these systems and may finance these contracts through a series of progress payments from the customer or by granting credit to the customer until the system begins operating.

            The Company is relying on its own estimates of the size of the potential market for its products based on trends showing increases in size of livestock and dairy operations, the growing environmental sensitivity and resulting economic stimuli to deal with waste products in a safe and controlled manner, and its assumption that productivity increases brought about by its products will create economic advantages which will justify their costs.

            The Company expects to evolve from the development stage to the operating stage with the continuing refinement of its product lines and to commence delivering systems under contracts in the second quarter of this fiscal year.

     (b)    Method of Accounting

            Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting, with revenues and costs of installation to be recognized under the percentage-of-completion method of accounting for contracts. Under the percentage of completion method, income is recognized in the ratio that the cost incurred bears to the estimated total cost. This method is used because management considers total cost to be the best available measure of progress on contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term. Adjustments to cost estimates are made periodically, and expected losses incurred on contracts in progress are charged to operations in the period such losses are determined. The aggregate of costs incurred and income recognized on uncompleted contracts in excess of related billings is shown as a current asset, and billings in excess of cost and income recognized are shown as a current liability.

                              AEI Environmental, Inc.
                           NOTES TO FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (c)   Use of Estimates

           The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     (d) Basis for Assigning Amounts to Equity Securities Issued for Other Than Cash

           Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in the exchange.

     (e)   Cash and Cash Equivalents

           The Company considers all short-term investments in interest-bearing accounts, securities, and other instruments with an original maturity of three months or less, to be equivalent to cash.

     (f)   Allowance for Doubtful Accounts

           Accounts receivable are reviewed periodically by management to determine the adequacy of the allowance for doubtful accounts. Amounts due from related parties are considered in relation to their individual agreements. Based upon management's evaluation as of December 31, 1999, an allowance for doubtful trade accounts was not considered necessary.

     (g)   Fixed Assets

           Fixed assets, including capitalized equipment acquired by leases, are stated at cost. Depreciation is computed using the straight-line and accelerated methods, over the following estimated useful lives:

                                                                Years
                      Furniture and Fixtures                      5
                      Computer Equipment and Software             5
                      Leasehold Improvements                      5

2.   GOING CONCERN

     These financial statements have been prepared under the assumption the Company will continue its development stage activities and eventually emerge as a going concern. This assumption is conditioned on the Company's ability to generate revenue before exhausting its original capital stake, and/or attracting additional capital. Although no revenue producing contracts have been signed, management is in the final stages of negotiations on four separate contracts for the cooling system. In addition, marketing and sales efforts related to the odor control product are expected to commence shortly after January 1, 2000. As described in Note 5, management has also taken steps to attract additional capital.


NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                        TABLE OF CONTENTS

Prospectus Summary ..............................................
Risk Factors.....................................................
     Year 2000 Problems May Have an Adverse Effect
     Competition
     Potential Fluctuations in Quarterly Operating Results
     Limited Operating History
     Dependence on Third-Party Suppliers
     Patents, Trademarks and Proprietary Information
     Rapid Technological Changes
     Expansion
     Government Regulation
     Dependence on Key Personnel
     Control by Principal Shareholders, Officers and Directors
     Issuance of Preferred Stock
     Trading Market; Volatility of Stock Price
     Possible Need for Additional Financing
     Indemnification of Officers and Directors
     Dependence Upon Outside Advisors
     Rule 144 Sales

Use of Proceeds....................................................
Dilution ..........................................................
Dividend Policy ...................................................
Business ..........................................................
Management's Discussion and Analysis of Financial Condition and
  Results of Operations ...........................................
Management ........................................................
Certain Transactions ..............................................
Principal Shareholders ............................................
Description of Capital Stock ......................................
Plan of Distribution ..............................................
Agreements with Armstrong International, Inc.......................
Investor Relations Arrangements ...................................
Legal Matters .....................................................
Experts ...........................................................
Additional Information ............................................
Financial Statements ..............................................     F-1


                         -------------------------------

        UNTIL ____________________, 2000 (45 DAYS AFTER THE DATE OF THIS
        PROSPECTUS) ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES OF
          COMMON STOCK OFFERED HEREUNDER MAY BE REQUIRED TO DELIVER A
                                  PROSPECTUS.


     =====================================================================
     =====================================================================


                             AEI ENVIRONMENTAL, INC.


                        ---------------------------------

                                2,400,000 SHARES

                        ---------------------------------



                                  COMMON STOCK


                         --------------------------------

                                   PROSPECTUS

                         -------------------------------


                                 April 18, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 1.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Model Business Corporation Act of the State of Colorado ("CMBCA") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

The CMBCA provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

The CMBCA provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

The Company's Articles of Incorporation (incorporated by reference herein) provides for indemnification of directors, officers and other persons as follows:

To the fullest extent permitted by the CMBCA as the same now exists or may hereafter be amended, the Corporation shall indemnify, and advance expenses to, its directors and officers and any person who is or was serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
The Corporation, by action of its board of directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the board of directors in its sole and absolute discretion.

The indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability.

The indemnification and advancement of expenses, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such officer or director. The indemnification and advancement of expenses that may have been provided to an employee or agent of the Corporation by action of the board of directors, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person, after the time such person has ceased to be an employee or agent of the Corporation, only on such terms and conditions and to the extent determined by the board of directors in its sole discretion.

The Company's By-Laws (incorporated by reference herein) provides that:

Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because he is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the CMBCA, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide before such amendment), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that, except as provided in the section "Right of Indemnitees to Bring Suit" with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation.

Right to Advancement of Expenses. The right to indemnification conferred in the section "Right to Indemnification" of this Article shall include the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the CMBCA requires, an advancementof expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred in this section and the section "Right to Indemnification" of this Article shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, executors and administrators. Any repeal or modification of any of the provisions of this Article shall not adversely affect any right or protection of an Indemnitee existing at the time of such repeal or modification.

Right of Indemnitees to Bring Suit. If a claim under the section "Right to Indemnification" or "Right to Advancement of Expenses" of this Article is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty
(20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expenses of prosecuting or defending such suit. In (1) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (2) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the CMBCA. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the CMBCA, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article or otherwise shall be on the Corporation.

Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Articles of Incorporation as amended from time to time, these By-Laws, any agreement, any vote of stockholders or disinterested directors or otherwise.

Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the CMBCA.

Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

The directors and officers of the Company are covered by a policy of liability insurance.


ITEM 2.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses in connection with the sale of the Shares are estimated as follows:


Securities and Exchange Commission registration fee...........    $    3,350
Legal fees and expenses.......................................        60,000
Accounting fees and expenses..................................        10,000
Miscellaneous.................................................         4,880
                                                                   ---------
  TOTAL.......................................................    $   75,000

ITEM 3.   UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(2) that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form SB-1 under the Securities Act of 1933, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of the registration statement through the date of responding to such request; and

(5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to irectors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4.   UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

Oak Brook Capital I, Inc. ("Oak Brook") was incorporated under the laws of the State of Colorado on May 15, 1998. It was incorporated as a "blind pool" or "blank check" company for the purpose of seeking to acquire one or more properties or businesses. The Company elected to voluntarily file a registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "34 Act").

The Plan of Merger was duly adopted by the Boards of Directors of the respective corporations on September 13, 1999, and approved by the Board of Directors and majority vote of the shareholders of the Company on September 13, 1999, and by the shareholders of AEI on September 13, 1999, in the manner prescribed by the Delaware General Corporation Law. The number of shares voted for the Plan of Share Merger was, with respect to each corporation, sufficient for approval as set forth below.

CONVERSION OF SHARES IN THE MERGER

     The mode of carrying into effect the Merger provided in the Plan of Merger, and the manner and basis of converting the shares of AEI into shares of the Company are as follows:

      The Company Common Stock. No Shares of Common Stock, no par value, of the Company issued and outstanding at the effective time of the Merger were converted as a result of the Merger, and all of such shares shall remained issued shares of Common Stock of the Company.

     AEI Common Stock. At the effective time of the Merger, (i) each share of $0.01 par value Class A Common Stock of AEI issued and outstanding was converted into and became one (1) share of Common Stock of the Company; (ii) each share of $0.01 par value Class B Common Stock of AEI issued and outstanding was converted into and became 0.28249 shares of Common
Stock of the Company; and (iii) each share of $0.01 par value Class C Common Stock of AEI issued and outstanding was converted into and became two thirds (2/3) shares of Common Stock of the Company. Each holder of outstanding Common Stock of AEI surrendered shares of Common Stock of AEI, regardless of class, for shares of the Company, upon the ratios set forth above.

EFFECT OF THE MERGER

At the effective time of the Merger, AEI succeeded to, without other transfer, possess and enjoy, all the rights, privileges, immunities, powers and franchises both of a public and a private nature, and became subject to all the restrictions, disabilities and duties of the Company, and all the rights, privileges, immunities, powers and franchises of the Company on whatever account, for stock subscriptions as well as for all other things in action or belonging to the Company.

ITEM 5.   EXHIBITS.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    EXHIBITS

                                       TO

                                    FORM SB-1

                    REGISTRATION STATEMENT FILED PURSUANT TO
                            THE SECURITIES ACT OF 1933

                           ---------------------------

                             AEI ENVIRONMENTAL, INC.

                                  EXHIBIT INDEX



      Exhibit No.  Exhibit
      __________   _______

x     2.1          Articles of Merger between Oak Brook Capital I, Inc.
                   and AEI Environmental, Inc., dated September 29, 1999;

x     2.2          Plan of Merger dated September 15, 1999;

#     3(a)         Articles of Incorporation

#     3(b)         Bylaws

#     4(a)         Agreements Defining Certain Rights of Shareholders

#     4(b)         Specimen Stock Certificate

x     5.1          Opinion of Mark T. Thatcher, P.C. regarding the legality
                   of the securities being offered hereby.

      7            Not applicable

      Exhibit No.  Exhibit
      ___________  _______

      9            Not applicable

x     10.1         Issuance of Restricted Shares from Authorized Shares

x     10.2         Opinion to Transfer Agent Authorizing Issuance of
                   Restricted Shares from Authorized Shares

      11           Not applicable

      14           Not applicable

      16           Not applicable

x     20.1         Board of Director's Resolution's authorizing merger and
                   name change from Oak Brook Capital I, Inc. to AEI
                   Environmental, Inc.;

      21           Not applicable

x     23.1         Consent of Counsel
                   (contained in Exhibit 5.1)

x     24.1         Consent of Dennis W. Bersch, CPA.

      27           Financial Data Schedule

      28           Not applicable

#     99.1         Safe Harbor Compliance Statement
____________________________

x incorporated herein by reference from Registrant.s Amendment To Form 8-K, filed December 6, 1999

#     incorporated herein by reference from Registrant's Third
      Amendment to Form 10SB12G, filed July 29, 1999.

                            SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


AEI ENVIRONMENTAL, INC.

By:  /s/ Mark A. Margason

________________________________
MARK A. MARGASON
Secretary and Treasurer

Date: April 21, 2000

Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons in the capacities and on the dates indicated.


Signature                 Title                       Date
________________          ______________              _________________

/s/Mark Margason          Secretary                   April 21, 2000
                          & Director


                        POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Mark Margason, his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for then and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.